# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM C

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

*Name of Issuer:*

MR DTP LLC

*Legal status of Issuer:*

*Form:*

Limited Liability Company

*Jurisdiction of Incorporation/Organization:*

Wyoming

*Date of Organization:*

December 19, 2023

*Physical Address of Issuer:*

1603 Capital Ave, Suite 413 C1293, Cheyenne, WY 82001

*Website of Issuer:*

https://www.watrfall.com

*Is there a Co-Issuer?* _X_ *Yes* ___ *No*

*Name of Co-Issuer:* MR DTP Investors SPV, LLC

*Legal status of Co-Issuer:*

*Form:*

Limited Liability Company

*Jurisdiction of Incorporation/Organization:*

Delaware

*Date of Organization:*

December 4, 2025

*Physical Address of Co-Issuer:*

1603 Capital Ave, Suite 413 C1293, Cheyenne, WY 82001

*Website of Co-Issuer:*

None

*Name of Intermediary through which the Offering will be Conducted:*

DealMaker Securities LLC

*CIK Number of Intermediary:*

0001872856

*SEC File Number of Intermediary:*

008-70756

*CRD Number of Intermediary:*

315324

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:*

As compensation for the services provided by DealMaker Securities LLC and its affiliates, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an 8.5% cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $47,500.00 advance setup fee and $15,000.00 monthly fee for the use of the platform and marketing services payable to DealMaker Securities LLC and its affiliates.

*Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:*

None.

*Name of qualified third party "Escrow Agent" which the Offering will utilize*

Enterprise Bank & Trust, a Missouri chartered trust company

*Type of Security Offered:*

Class B Non-Voting Units

*Target Number of Securities to be Offered:*

24,631

*Price (or Method for Determining Price):*

$2.00

***Target Offering Amount:***

$50,000.93

***Oversubscriptions Accepted:***
☑   Yes
☐   No

***Oversubscriptions will be Allocated:***
☐   Pro-rata basis
☐   First-come, first-served basis
☑   Other: At the Company's discretion


***Maximum offering amount (if different from Target Offering Amount):***

$3,000,000.99

***Deadline to reach the Target Offering Amount:***

,April 15, 2026

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current Number of Employees:***

0

| | Most recent fiscal year-end (2024)* | Prior fiscal year-end (2023)* |
|---|---|---|
| **Total Assets** | $0 | $0 |
| **Cash & Cash Equivalents** | $0 | $0 |
| **Accounts Receivable** | $0 | $0 |
| **Current Liabilities** | $0 | $0 |
| **Long-Term Liabilities** | $796 | $539 |
| **Revenues/Sales** | $0 | $0 |
| **Cost of Goods Sold** | $0 | $0 |
| **Taxes Paid** | $0 | $0 |
| **Net Income/(Net Loss)** | $0 | $0 |

\* Issuer MR DTP LLC was formed as of December 19, 2023. Issuer's financials for fiscal year-emd reflect period from inception on December 19, 2023 to December 31, 2023. <u>Exhibit G</u>, attached hereto and made a part hereof, includes the reviewed financials for the Issuer and the reviewed inception financials for the Co-Issuer, which was formed on December 4, 2025.

*The jurisdictions in which the issuer intends to offer the securities:*

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**TABLE OF CONTENTS**

**EXHIBITS**

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Amended and Restated Operating Agreement of Issuer
Exhibit D: Co-Issuer Operating Agreement
Exhibit E: Subscription Agreement between Issuer and Co-Issuer
Exhibit F: Subscription Agreement between Co-Issuer and Investor
Exhibit G: Financial Statements
Exhibit H: Video Transcript

# Offering Statement (Exhibit A)
## January 20, 2026

## MR DTP LLC



## Membership Interests Representing
## Up to $3,000,000.99 of Class B Non-Voting Units

MR DTP LLC ("**MR DTP**," the "**Company,**" "**we**," "**us**," or "**our**") is offering a minimum amount of $50,000.93 (the "**Target Offering Amount**") and up to a maximum amount of $3,000,000.99 (the "**Maximum Offering Amount**") of Class B Non-Voting Units (the "**Securities**") "), at a purchase price of $2.00 per share of Class B Non-Voting Units on a best efforts basis as described in this Form C (this **"Offering"**). The Target Offering Amount and Maximum Offering Amount include the investor processing fee total for all investments. The investment will be made through MR DTP Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**"). The Company must raise an amount equal to or greater than the Target Offering Amount by April 15th, 2026 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

|  | Price to Investors | Service Fees and Commissions (1)(2) | Net Proceeds |
|---|---|---|---|
| Minimum Individual Purchase Amount (3) | $1,000..00 | $85 | $915.00 |
| Investor Processing Fee (4) | $15.00 | $1.28 | $13.72 |
| Target Offering Amount | $50,000.93 | $4,250.08 | $45,750.85 |
| Maximum Offering Amount | $3,000,000.99 | $25,500.08 | $2,974,500.91 |

(1)    This excludes fees to Company's advisors, such as attorneys and accountants.

(2)    In addition to the 8.5% commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $47,500.00 payment and a $15,000.00 monthly fee for use of the platform and marketing services, which are not included above.

(3)    The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4)    The Company will charge each Investor a fee of 1.5% the Investor's investment amount ("**Investor Processing Fee**"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount plus the Investor Processing Fee. The Intermediary receives commissions on the Investor Processing Fee.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN

INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

**Bad Actor Disclosure**

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found at https://www.watrfall.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

**Eligibility**

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C is January 20, 2026

**ABOUT THIS FORM C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS**

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

## SUMMARY

*The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."*

**The Company**

MR DTP LLC is a Wyoming limited liability company established a dual focus: (1) to commercialize and distribute intellectual property, specifically video and media content, owned by Watrfall Pictures Limited (formerly Mint Road Ltd.), and (2) to develop, produce, and exploit its own proprietary slate of film and television content. The Company's website is https://www.watrfall.com

A full description of our products, services and business plan can be found on the Company's investor website page at the Company's website under https://www.invest.watrfall.com (the "**Investor Website Page**") and the version published as of the date of this Form C is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

**The Offering**

| | |
|---|---|
| **Minimum Target Offering Amount** | $50,000.93 |
| **Name of Securities** | Class B Non-Voting Units |
| **Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)** | 1,024,631 |
| **Maximum Offering Amount** | $3,000,000.99 |
| **Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)** | 2,477,833 * |
| **Price Per Security** | $2.00** |
| **Minimum Individual Investment Amount** | $1,015+ |
| **Maximum Individual Purchase Amount** | Unlimited (subject to Regulation CF limits) |
| **Offering Deadline** | April 15th, 2026 |
| **Use of Proceeds** | See the section entitled "Use of Proceeds" on page 29 hereof. |
| **Voting Rights** | None. See the description of the voting and control rights on page 32 hereof. |

*Does not include Bonus Shares of Class B Non-Voting Units that may be issued to Investors as detailed in the "Perks" section herein. The maximum number of Bonus Shares to be issued is 147,783 shares of Class B Non-Voting Units.

**Does not include the Investor Processing Fee of 1.5% of the Investor's investment amount charged to each Investor by the Company. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

**DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS**

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Michael Donovan | Manager | Chairman and Manager of MR DTP LLC, 2023 – Present<br>Responsible for corporate governance, oversight of strategic initiatives, and general management support for the operations of the company.<br><br>Former Chairman & CEO of Wildbrain Inc. 2016- 2014, 2018-2019 | Dalhousie University BA, 1974<br><br>Juris Doctor, Law, 1977 |
| Meyenehi Iduwe | Chief Technology Officer | CTO of MR DTP LLC, 2023 – Present<br>Responsible for technology strategy, product development oversight, and managing the company's technical infrastructure and engineering functions.<br><br>Co-Founder & Chief Operations Officer of Modest Guru Inc., 2014 - Present | Western University, BS, Computer Science, 2010 |
| Mark Gosine | General Counsel | General Counsel of MR DTP LLC, 2023 – Present<br><br>Responsible for legal affairs, regulatory compliance, contract management, and providing strategic legal guidance across the company's operations.<br><br>Principal, Gosine Media and Technology Law, a private legal practice focused on media, technology, and intellectual property law. 2019 - Present | Saint Mary's University B.A. Honors, 1995<br>Dalhousie University, Juris Doctor, Law, 1998 |

**Biographical Information**

<u>Michael Donovan:</u> Michael is the Manager for the Issuer. Mr. Donovan is one of three laureates inducted as Nova Scotia Business Hall of Fame. He was the co-founder Salter Street Films, a Halifax-based production company, and co-creator of the iconic Canadian comedy series, This Hour Has 22 Minutes, now going into its 25th season on CBC. In 2004, he formed The Halifax Film Company, which in 2006 merged with DECODE Entertainment to form DHX Media. As CEO of DHX Media until 2014, and then as Executive Chairman, Mr. Donovan has steered DHX Media to become the world's largest independent owner of children's and family content, recognized globally for such shows as Teletubbies, Inspector Gadget, Degrassi, and many more.

Throughout his career, Mr. Donovan has been honored with numerous accolades, including an Academy Award® for producing the feature documentary, Bowling for Columbine, and a Genie Award for the feature film, Shake Hands with the Devil. In 2015, he was named the EY Entrepreneur of the Year for Canada.

<u>Meyenehi Iduwe</u>: Meyenehi is the Chief Technology Officer of the Issuer. He has 15+ years working as a software engineering leader in Fintech, video streaming, and mobile delivery industries. He has led tech on a couple of companies through mergers and acquisitions, most notably Credit Sesame's acquisition of STACK in 2018.

<u>Mark Gosine</u>: Mark is the General Counsel for the Issuer. Mark is an internationally experienced strategic executive and lawyer with a proven track record for facilitating growth through the execution of complex global transactions. Mark played a key role in the international growth of WildBrain (formerly DHX Media) where he was Executive Vice President, Legal Affairs, General Counsel, and Corporate Secretary and oversaw all legal and business aspects of WildBrain's development, production, distribution, and licensing activities. He has served on the boards of Peanuts Worldwide LLC (co-owned with the Charles M. Schulz family), DHX PH Holdings LLC (co-owned with Sony Music Entertainment Japan), GabbaCaDabra LLC (co-owned with the creators of Yo Gabba Gabba), Wild Brain International Limited, Copyright Promotions Licensing Group, and DHX Television Ltd.

**Indemnification**

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

## CO-ISSUER

This Offering has the following co-issuer(s): MR DTP Investors SPV, LLC (the "**Co-Issuer**"), located at 1603 Capital Ave, Suite 413 C1293, Cheyenne, WY 82001

The Co-Issuer was organized as a limited liability in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of Class B Non-Voting Units.

There will be no material difference between an investment in the Company and the Co-Issuer.

**BUSINESS**

*A full description of our products, services and business plan can be found on the Company's Investor Website Page at* https://www.invest.watrfall.com*. The version published as of the date of this Form C is attached as Exhibit B.*

**Description of the Business**

MR DTP LLC is a Wyoming limited liability company whose business is twofold:

a)  to market and distribute intellectual property – specifically video and media content – owned Watrfall Pictures Limited (formerly Mint Road Ltd.), a Nova Scotia corporation; and

b)  to create, produce, and commercially exploit its own portfolio of film and television projects.

The Issuer operates under two key agreements with Mint Road Ltd:

a.  **Exclusive Intellectual Property License Agreement**: Issuer has obtained exclusive worldwide rights to distribute, market, and commercialize all audiovisual intellectual property owned by Watrfall Pictures Limited (formerly Mint Road Ltd.). This includes existing and future audiovisual productions, related trademarks, and associated rights. Under this agreement, Issuer pays Watrfall Pictures Limited a license fee equal to 95% of net revenues generated from the exploitation of the licensed content, after deducting allowable expenses (which are limited to verifiable, direct costs of distribution and commercialization, not to exceed 3% of gross revenues unless approved by Watrfall Pictures Limited). The remaining 5% of net revenues is retained by the Company and, per the Amended and Restated Operating Agreement, must be allocated exclusively to holders of the Securities on a non-discretionary basis.

b.  **Management Services Agreement**: Issuer receives comprehensive management, operational, and administrative services from Watrfall Pictures Limited, including strategic oversight, business affairs, finance, accounting, legal services, and production coordination. Watrfall Pictures Limited handles all aspects of the business except for distribution activities, which remain MR DTP LLC's primary responsibility.

In parallel with its licensed content business, the Issuer is developing a proprietary slate of film and television projects that it will seek to finance, produce, and distribute through established industry channels. Revenue from this proprietary content development initiative is expected to provide a significant growth opportunity for the Company and is structured to directly benefit holders of the Securities.

The Issuer is headquartered and qualified to conduct business in Wyoming. Watrfall Pictures Limited (formerly Mint Road Ltd.) owns the intellectual property and provides comprehensive management services to the Company, and the Company holds exclusive licensing rights to exploit this content commercially in the global marketplace. The Issuer licenses this audiovisual content through the internet throughout the United States and internationally.

**Business Plan**

The Issuer expects to generate revenue through: (i) the commercial exploitation of licensed intellectual property from Watrfall Pictures Limited (formerly Mint Road Ltd.) under their Exclusive Intellectual Property License Agreement; and (ii) the development, production and licensing of proprietary film and television intellectual property.

Across both lines, the Company expects to earn income from:

a)  multi-platform distribution of finished programming (streaming, broadcast/cable television, transactional VOD, theatrical release, and digital downloads);
b)  sublicensing to regional distributors and sales agents; and
c)  monetization of ancillary rights, including trademarks, merchandising, and promotional partnerships.

Watrfall Pictures Limited (formerly Mint Road Ltd.) supports these activities under an existing Management Services Agreement, supplying strategic oversight, finance and accounting, production services, and legal affairs. Management believes this arrangement provides sufficient operational capacity for the current plan and will reassess resourcing needs as the slate grows.

The Company has established a specialized economic structure that provides mandatory distribution entitlements to holders of the Securities through two primary distribution streams:

a.  Slate One Proceeds: 100% of the net proceeds and available cash attributable to the first development and production slate undertaken by the Company ("**Slate One Proceeds**") shall be allocated exclusively to holders of the Securities. These proceeds will be distributed according to the following mandatory waterfall:
    i.   First, to fund reserves, as determined in good faith by the Manager, for reasonable and necessary expenses directly related to the completion, monetization, and administration of the first development and production slate;
    ii.  Second, to distribute to holders of the Securities an amount equal to their pro rata share of such proceeds; and
    iii. Third, any remaining amount not distributable due to unsold or unissued Securities shall be used by the Company for the development or production of subsequent slates, or for general business operations, as determined by the Manager.

b.  Licensed IP Revenues: 100% of the net proceeds and available cash retained by the Company from revenues attributable to the exploitation of intellectual property licensed from Watrfall Pictures Limited (formerly Mint Road Ltd.) (representing 5% of net revenues after allowable expenses) shall be allocated exclusively to holders of the Securities as follows:

    i.   First, to fund reserves, as determined in good faith by the Manager, for reasonable and necessary expenses directly related to the administration, monetization, and enforcement of such licensed intellectual property;
    ii.  Second, to distribute to holders of the Securities, in accordance with each holder's proportionate share; and
    iii. Third, any remaining amount not distributed shall be retained by the Company for general use as determined by the Manager.

These are not discretionary distributions but mandatory entitlements when cash is available, creating a preferential distribution structure for holders of the Securities compared to holders of Class A Voting Units.

Net revenues generated under the Exclusive Intellectual Property License Agreement are allocated as follows:

| Recipient | Share of Net Revenues | Notes |
|---|---|---|
| Watrfall Pictures Limited (formerly Mint Road Ltd.) (license fee) | 95% | Paid after deduction of direct distribution expenses |
| Securities Holders Class B Non-Voting Units | 5% | Distributed as a mandatory royalty, materially exceeding typical back-end participation in the media industry |

This distribution structure is a material feature of the Securities being offered and represents a substantive economic right granted to investors in this offering.

Royalties shall be distributed by the Issuer in U.S. dollars (or equivalents) per payment instructions provided by investors as part of the investment process.

**Growth plan for Proprietary Content:** Upon completing development of its own film and television properties, the Company will seek production financing and distribution agreements to commercialize each title. Risk will be mitigated through portfolio diversification and by leveraging existing industry relationships, IP-development partnerships, and co-production structures.

**Three-year slate objective:** curate 5-10 projects, including scripted series, limited series, and feature films, across genres such as drama, thriller, comedy, and family entertainment. Each project will be structured for global, multi-platform exploitation (theatrical, streaming, linear TV, and ancillary outlets) with a view to longer-term franchise extensions.

During production and initial exploitation, anticipated revenue sources include:
- domestic and international licensing (including pre-sales);
- production-service fees (where applicable);
- co-production contributions;
- platform or broadcaster commissions;
- theatrical, SVOD, AVOD, and television distribution proceeds; and
- ancillary and merchandising income.

Following release, additional revenues may arise from:
- library valuation and catalogue sales;
- ongoing international distribution; and
- format, remake, and sequel rights.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| **Licensed Audiovisual Content Distribution** | Commercialization and distribution of audiovisual intellectual property licensed from Watrfall Pictures Limited (formerly Mint Road Ltd.), including video productions and programming, through multiple distribution channels (streaming platforms, broadcast television, digital downloads, etc.) | The global media and entertainment distribution market, focusing on working with established streaming platforms, broadcast television networks, digital download services, and other professional media distribution partners worldwide. |
| **Proprietary Content Development and Production** | Commercialization and distribution of proprietary film and television intellectual property through multiple distribution channels. | The global media and entertainment distribution market, including established streaming platforms, broadcast television networks, digital download services, and other media distribution partners. |
| **Content Sublicensing** | Sublicensing of licensed intellectual property to third-party distributors, providing a partnership-driven approach to content distribution | Global content distributors seeking flexible licensing arrangements for audiovisual content, as an alternative to vertically integrated content sources like major studios. |

**Competition**

Issuer operates in a global media and entertainment distribution market. Key competitors include major streaming platforms, broadcast networks, and global content distributors such as Netflix, Amazon Prime Video, and other large studios. These companies have well-established distribution infrastructures and broad content libraries but typically focus on vertically integrated production and direct distribution models. Unlike these traditional players, Issuer focuses on sublicensing and global commercialization of licensed intellectual property sourced from Watrfall Pictures Limited (formerly Mint Road Ltd.), providing a more flexible and partnership-driven approach to content distribution.

**Customer Base**

Issuer's anticipated customer base primarily consists of global content distributors, including streaming platforms, broadcast television networks, digital download services, and other professional media distribution partners. The Issuer does not engage directly with individual consumers or fans; instead, it focuses on working with established distribution partners to commercialize its licensed audiovisual content worldwide.

**Supply Chain**

Although the Issuer is dependent upon certain third-party vendors, the Issuer has access to alternate service providers in the event its current third-party vendors are unable to provide services, or any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

**Intellectual Property**

The Company does not own any registered patents or trademarks.

All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**

The Company is not subject to any current litigation or threatened litigation.

**Employees**

The Company currently does not have any employees. The Company utilizes independent contractors and advisors.

**Perks**

The Company is offering the following Perks to Investors:

**Large Investor Bonus Shares of Class B Non-Voting Units**:

| Funded Investment Amount[1] | Perk[2] |
|---|---|
| $2,500.00 to $4,999.99 | 3% bonus shares of Class B Non-Voting Units |
| $5,000.00 to $9,999.99 | 5% bonus shares of Class B Non-Voting Units |
| $10,000.00 to $24,999.99 | 7% bonus shares of Class B Non-Voting Units |
| $25,000.00 and above | 10% bonus shares of Class B Non-Voting Units |

[1]For purposes of this table, Funded Investment Amount means each funded investment from an Investor in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening. **Multiple investments may be aggregated in determining whether the Funded Investment Amount threshold has been met.**
[2]Bonus shares of Class B Non-Voting Units shall have the same terms as the Class B Non-Voting Units issued in the Offering.

**Time-Based Bonus Shares of Class B Non-Voting Units:**

| Funded Investment Received By:[3] | Perk[4] |
|---|---|
| 11:59 P.M. Pacific Standard Time on February 20, 2026 | 5% bonus shares of Class B Non-Voting Units |
| At or after 12:00 A.M. Pacific Standard Time on February 20th and before 11:59 P.M. Pacific Standard Time on March 20, 2026 | 3% bonus shares of Class B Non-Voting Units |

[3]For purposes of this table, Funded Investment Timing means each funded investment from an Investor made within the specified time frame in the table above in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening.
[4]Bonus shares of Class B Non-Voting Units shall have the same terms as the Class B Non-Voting Units issued in the Offering.

**Loyalty-Based Bonus Shares of Class B Non-Voting Units:**

| Class B Non-Voting Units Purchased In A Prior Offering Held Until:[5] | Perk[6] |
|---|---|
| 11:59 P.M. Pacific Standard Time on April 15, 2026 | 5% bonus shares of **Class B Non-Voting Units** |

[5]For purposes of this table, "Held Until" means that Class B Non-Voting Units purchased in a prior offering were held since purchase in such offering. Eligibility for Loyalty Bonus Shares requires that the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities, and that DealMaker has approved the investment following its compliance review, including AML screening.
[6]Bonus shares of **Class B Non-Voting Units** shall have the same terms as the **Class B Non-Voting Units issued** in the Offering.

**Large Investor Bonus Shares Time-Based and Loyalty-Based Bonus Shares can be stacked together up to a maximum of 10% bonus shares of the Investor's aggregate Funded Investment in this offering.** Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. The Perks will all be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. The date/time of the signed subscription will be used to assign Perks. DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares or the Perks and will not receive any compensation related to the Bonus Shares.

# RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.*

*In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

Before investing, you should carefully read and carefully consider the following:

**Risks Related to the Company's Business and Industry**

***The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

***Our business is dependent on our exclusive license agreement with Watrfall Pictures Limited (formerly Mint Road Ltd.) and our ability to develop proprietary intellectual property.***

Our business relies significantly on the Exclusive Intellectual Property License Agreement with Watrfall Pictures Limited (formerly Mint Road Ltd.) If we were to lose the rights granted under this agreement due to termination, breach or for any other reason, a substantial portion of our business would be adversely affected. Under the terms of the agreement, we are required to pay 95% of net revenues from licensed content as a license fee to Watrfall Pictures Limited, after deducting allowable expenses. Any breach of this agreement, including failure to make required payments, could result in the termination of our license rights and would have a significant adverse effect on our business, financial condition and results of operations. While we intend to develop proprietary intellectual property to diversify our revenue streams, this development process will take time and there is no guarantee of commercial success.

***We are highly dependent on Watrfall Pictures Limited (formerly Mint Road Ltd.) for management service across all aspects of our business.***

We rely on Watrfall Pictures Limited (formerly Mint Road Ltd.) for comprehensive management services including strategic oversight, finance, accounting, production services, legal affairs, and other operational support as outlined in our Management Services Agreement. This dependence extends to both our licensed content distribution and proprietary content development activities. We have no employees, and our operations would be severely impacted if Watrfall Pictures Limited were unable or unwilling to provide these services. Any disruption in the provision of these services could significantly harm our business operations and financial performance.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising the capital needed in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***Approximately 49% of the Issuer is owned by its parent and the parent will exercise voting control.***

Prior to the Offering, Watrfall Pictures Limited (formerly Mint Road Ltd.) (Canada), the Company's parent (the "**Parent**"), beneficially owns approximately 49% of the Issuer. The Parent will maintain complete voting control over the Issuer even after this Offering, as investors will receive only non-voting units. The Parent has, and will continue to have, significant control over the Issuer's management and policies. The Parent may have interests that are different from yours, including with respect to decisions about the exploitation of intellectual property, business strategy and any potential sale or other transactions. The Parent's interests may not align with those of investors in this Offering, and there are no mechanisms for non-voting unitholders to influence company decisions.

***We may implement new lines of business or offer new products and services within existing lines of business.***

We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***The Issuer has limited independent operations and is developing its asset base beyond license rights.***
The Issuer currently has limited independent operations, with substantial reliance on contractual rights under the Exclusive Intellectual Property License Agreement with Watrfall Pictures Limited (formerly Mint Road Ltd.) While we intend to develop proprietary intellectual property, this development process requires time and substantial investment. Our expansion into proprietary content development aims to diversify our business model, but this strategy carries additional risks related to content development, production financing, and market acceptance. There is no guarantee that our proprietary content development will succeed or significantly reduce our dependence on the licensed content from Watrfall Pictures Limited.

***Our distribution structure creates mandatory entitlements for holders of the Securities but depends on generating sufficient cash flow.***

Under our Amended and Restated Operating Agreement, holders of the Securities are legally entitled to receive mandatory distributions of: (1) all net proceeds and available cash from the first development and production slate undertaken by the Company; and (2) all net proceeds and available cash retained by the Company (5% of net revenues after allowable expenses) from the exploitation of licensed intellectual property from Watrfall Pictures Limited (formerly Mint Road Ltd.) While these are mandatory distribution entitlements rather than discretionary payments, these distributions are contingent upon the Company successfully generating revenue from these activities. Our ability to make these distributions depends on factors including successfully developing and monetizing content, securing distribution deals, and managing expenses within the allowable limits (which are capped at 3% of gross revenues unless approved by Watrfall Pictures Limited).If we are unable to generate sufficient revenue or if expenses exceed allowable limits, holders of the Securities may not receive the distributions to which they are entitled despite their legal entitlement to these distribution streams.

***Our revenue share structure with Watrfall Pictures Limited (formerly Mint Road Ltd) significantly limits our retained revenue and financial flexibility.***

Under our Exclusive Intellectual Property License Agreement with Watrfall Pictures Limited (formerly Mint Road Ltd.), we are required to pay 95% of net revenues as a license fee after deducting allowable expenses. This substantial revenue share means that only a small percentage of the revenue generated from distributing the licensed content remains with the Company. While we have structured this arrangement to offer investors a 5% net profit royalty that compares favorably with typical profit participation rates in the media industry, the underlying revenue share with Watrfall Pictures Limited significantly limits our ability to accumulate capital from licensed content activities. We intend to develop proprietary intellectual property to create additional revenue streams with potentially different economics, but there is no guarantee that these efforts will succeed or materially improve our financial flexibility.

***We face significant capital requirements and financing risks for our proprietary content development.***

The development and production of proprietary film and television content requires substantial capital investment. While we intend to use a portion of the proceeds from this offering to develop proprietary content, production financing will require additional capital beyond what is raised in this offering. There is no guarantee that we will be able to secure production financing on favorable terms or at all. The inability to secure adequate financing could prevent us from producing developed content, resulting in lost development costs and unrealized revenue potential. Even with successful financing, the returns on proprietary content investments are uncertain and may not be realized for several years after investment.

***We rely on other companies to provide services for our products.***

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

***We rely on various intellectual property rights in order to operate our business.***

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***Our revenue stream may become concentrated among a small number of key distribution partners.***

Our business success depends on building relationships with global content distributors and expanding our distribution network. If a small number of significant distribution partners account for a large portion of our revenue and any of these partners discontinues or reduces their relationship with us, our revenues and profitability could decline materially. The consolidation in the global streaming and media distribution landscape increases this risk, as fewer, larger companies control more distribution channels. The loss of even one major distribution relationship could significantly impact our financial results.

***Our business model includes both licensed intellectual property and proprietary content development.***

A significant portion of the Issuer's current business relies on intellectual property licensed from Watrfall Pictures Limited (formerly Mint Road Ltd.), particularly copyrights in audiovisual content. We do not currently own this licensed intellectual property, and our rights to it are limited by the terms of our licensing agreement. If our license were to be terminated, or if the intellectual property rights owned by Watrfall Pictures Limited were successfully challenged or limited, this component of our business would be severely impacted. Additionally, we are developing proprietary film and television intellectual property to diversify our content portfolio. However, this proprietary content development initiative will take time to generate revenue, carries its own set of risks, and may not successfully reduce our dependence on licensed intellectual property in the near term. Our failure to maintain the exclusive license, properly protect and monetize the licensed intellectual property, or successfully develop commercially viable proprietary content would adversely affect our competitive position and results of operations.

***The Company's success depends on the experience and skill of its board of directors, executive officers and key personnel.***

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

***We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.***

To succeed in our competitive industry, we must continually improve, refresh and expand our product offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

***The media and entertainment industry is undergoing rapid technological change that could affect our distribution capabilities.***

The media and entertainment industry is characterized by rapid technological innovation and the frequent introduction of new distribution platforms, formats and technologies. Our future success depends on our ability to adapt to these rapidly changing technologies and to cost-effectively deliver content across multiple platforms and formats. If we are unable to successfully adapt to new technologies and distribution methods, our competitive position and financial performance would suffer.

***We face significant competitive challenges in the global media and entertainment distribution market.***

We operate in a highly competitive global media and entertainment distribution market dominated by well-established streaming platforms, broadcast networks and global content distributors such as Netflix, Amazon Prime Video and other large studios. These competitors have significantly greater financial, technical and marketing resources, as well as well-established distribution infrastructures and broad content libraries. We may not be able to compete effectively with these larger entities, which could negatively impact our ability to successfully monetize our licensed intellectual property.

***Digital piracy and unauthorized use of intellectual property could reduce our revenue and increase our expenses.***

Digital piracy and unauthorized copying of audiovisual content represent a significant risk to our business model. The proliferation of unauthorized copies of the content we distribute is likely to reduce the revenue we can generate, particularly in international markets where intellectual property protections may be less robust. To combat piracy, we may need to implement costly security and anti-piracy measures, resulting in increased expenses and potentially reduced revenue. There can be no assurance that even the highest levels of security and anti-piracy measures will prevent piracy.

***The development and commercialization of our products is highly competitive.***

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

***Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.***

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

***The Company's business plan is based on numerous assumptions and projections that may not prove accurate.***

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control.  Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions.  All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated.  If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected.  Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative.  Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability.  These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***Changes in federal, state or local laws and government regulation could adversely impact our business.***

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

***Changes in employment laws or regulation could harm our performance.***

Although we currently do not have any employees, we may in the future. At such time, various federal and state labor laws will govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

***Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.***

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

***Changes in tariffs, trade policies, or import/export regulations could increase our costs and adversely affect our business.***

Our products and many of their components are manufactured or sourced internationally, including from countries that may be subject to changing U.S. trade policies and tariffs. Increases in tariffs, duties, or other import/export restrictions could raise the cost of our materials, finished goods, or logistics. The imposition of new tariffs or the modification or elimination of existing trade agreements may increase our expenses and make our products less price-competitive. In addition, uncertainty surrounding international trade relations may disrupt supply chains or delay shipments. We may not be able to pass increased costs on to customers without reducing demand, which could materially and adversely affect our margins, business, financial condition, and results of operations.

**Risks Related to the Offering**

***State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.***

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

***The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws.***

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

***The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered***.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

***The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.***

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Intermediary Fees paid by the Company are subject to change depending on the success of the Offering.***

At the conclusion of the Offering, the Company shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering. The compensation paid by the Company to the Intermediary may impact how the Company uses the net proceeds of the Offering.

***The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.***

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering Deadline.***

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

***The Company may also end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

## Risks Related to the Securities

***You will not be investing directly into the Company, but into a special purpose vehicle.***

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this Offering. That means that you will invest in MR DTP Investors SPV, LLC, becoming a member of the SPV, and that investment purchases our Class B Non-Voting Units. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Company's Certificate of Incorporation regarding the Class B Non-Voting Units. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Wyoming law and functions in accordance with securities law. The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

***An investment in the Company's Securities could result in a loss of your entire investment.***

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

***The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.***

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

***The securities in this Offering have no protective provisions.***

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

***Investors will not have voting rights.***

Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. As such, Investors will not have any influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, nor the Company's management and policies. Moreover, those with voting rights could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals. Additionally, investors in the Co-Issuer will indirectly hold only Class B Non-Voting Units and are completely passive investors. As such, Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***The Securities may be significantly diluted as a consequence of subsequent equity financings.***

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

***The Issuer may never undergo an equity financing, or a liquidity event and Investors may have to hold the Securities indefinitely.***

The Issuer may never conduct a future equity financing. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither an equity financing nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Omnibus Nominee Trust Agreement (as defined in the Security). The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

***In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.***

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders with a liquidation preference (if any), have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

*Our valuation and our offering price have been established internally and are difficult to assess.*

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Class B Non-Voting Units at $2.00 per share, plus a 1.5% Investor Processing Fee (see "*Offering*" for further details on this fee). The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

*The Investor Processing Fee may not count toward your cost basis for tax purposes.*

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

*There is no guarantee of a return on an Investor's investment.*

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

**THE OFFERING**

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C and/or incorporated by reference in this Form C, including without limitation the Subscription Agreement located at <u>Exhibit F</u>. For full offering details, please (1) thoroughly review this Form C filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C.

The purpose of this Offering is to generate additional capital to pursue sales and marketing activities, pay for cost of sales and technology and product development and to provide general working capital. See "Use of Proceeds" section for more information.

**The Offering**

| | |
|---|---|
| **Minimum Target Offering Amount** | $50,000.93 |
| **Name of Securities** | Class B Non-Voting Units |
| **Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)** | 1,038,152 |
| **Maximum Offering Amount** | $3,000,000.99 |
| **Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)** | 2,491,171 * |
| **Price Per Security** | $2.00** |
| **Minimum Individual Investment Amount** | $1,015.00+ |
| **Maximum Individual Purchase Amount** | Unlimited (subject to Regulation CF limits) |
| **Offering Deadline** | April 15, 2026 |
| **Use of Proceeds** | See the section entitled "Use of Proceeds" on page 29 hereof. |
| **Voting Rights** | None.<br>See the description of the voting and control rights on page 32 hereof. |

*Does not include Bonus Shares of Class B Non-Voting Units that may be issued to Investors as detailed in the "Perks" section herein. The maximum number of Bonus Shares to be issued is 147,783shares of Class B Non-Voting Units.

**Does not include the Investor Processing Fee of 1.5% of the Investor's investment amount charged to each Investor by the Company. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

**Co-Issuer**

The Co-Issuer is MR DTP Investors SPV, Inc. (the "**Co-Issuer**"), located at 1603 Capital Ave, Suite 413 C1293, Cheyenne, WY 82001. The Co-Issuer was organized as a limited liability company in the United States under the jurisdiction of Delaware in 2025. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at https://www.watrfall.com, or for the Offering at https://www.invest.watrfall.com. The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Non-Voting Units.

There will be no material difference between an investment in the Company and the Co-Issuer.

**Investor Confirmation Process**

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent, Enterprise Bank and Trust ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

**Material Changes**

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

**Cancellations**

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials, unless previously accepted as part of a rolling close.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

**Rolling and Early Closings**

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

**Oversubscriptions**

The Target Offering Amount is $50,000.93, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $3,000,000.99, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

**Updates**

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.

**Intermediary Information**

The Intermediary for the Company is Dealmaker Securities LLC ("**Dealmaker**" or "**Intermediary**"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

**Platform Compensation**

As compensation for the services provided by DealMaker Securities LLC and its affiliates, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an 8.5% cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a $47,500.00 advance setup fee and $15,000.00 monthly fee for the use of the platform and marketing services paid to DealMaker Securities LLC and its affiliates. Additionally, the Issuer must reimburse certain expenses related to the Offering.

**Investor Limitations**

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

## USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

| Use of Proceeds | % of Proceeds if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| Intermediary Fees* | 8.5% | $4,250 | 8.5% | $255,000 |
| Development Slate (1) | 45% | $22,500 | 40% | $1,200,000 |
| Sales and Marketing (2) | 20% | $10,000 | 20% | $600,000 |
| Infrastructure (3) | 17.5% | $8,750 | 17.5% | $525,000 |
| General Working Capital (4) | 17.5% | $8.750 | 17.5% | $525,000 |
| **Total** | **100%** | **$50,000+** | **100%** | **$3,000,000.00+** |

+These figures are rounded to the nearest whole dollar.

*In addition to the 8.5% cash commission on cash proceeds received in the Offering, the Intermediary and its affiliates will also receive a one-time $47,500.00 payment and a $15,000.00 monthly fee payable to DealMaker Securities LLC and/or its affiliates for the use of the platform and marketing services. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of 1.5%, which is included in the table above as part of amounts raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

1. Development Slate: Funds allocated will support development and content initiatives, including the development and advancement of content projects. The Issuer will manage the development of these projects through our existing Management Services Agreement with Watrfall Pictures Limited (formerly Mint Road Ltd.), which provides the necessary production and development expertise without requiring immediate additions to our organizational structure. This approach allows us to deploy capital efficiently toward content development while maintaining operational continuity

2. Sales & Marketing: Our sales and marketing efforts are handled by a small team. We will use the proceeds to hire additional sales members and target marketing efforts.

3. Infrastructure: These proceeds may be used to support the development of administrative and operational infrastructure as the U.S. entity grows, including potential future hires or expanded support functions as needed.

4. General Working Capital: These proceeds may be used for general working capital and operating expenses to support the Issuer's ongoing business activities, including potential future operational needs.

**CAPITALIZATION AND OWNERSHIP**

**The Offering**

The Company is offering Class B Non-Voting Units in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by April 15th, 2026 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C, the Subscription Agreement between the Investor and the Co-Issuer in Exhibit F (along with all attachments and exhibits thereto), and the Co-Issuer Operating Agreement attached as Exhibit D, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

> **Securities: Class B Non-Voting Units**
> **Offering Minimum: $50,000.93**
> **Offering Maximum: $3,000,000.99**
> **Purchase Price Per Share of Security Offered: $2.00 (does not include a 1.5% Investor Processing Fee charged to each Investor)**
> **Offering Deadline: April 15, 2026**

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Class B Non-Voting Units being held by the Co-Issuer). The rights of the Class B Non-Voting Units may be changed by an amendment to the Company's Amended and Restated Operating Agreement attached as Exhibit E (the "**A&R Operating Agreement**"). Investors do not have the right to vote on any such amendment.

In addition to the Subscription Agreement with the Co-Issuer and the Co-Issuer's Operating Agreement, the primary document governing voting and rights of Investors holding the Securities in the Company is the A&R Operating Agreement. All statements in this Form C regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the A&R Operating Agreement.

**Restrictions on Transfer**

In addition to any restrictions in the Stockholders Agreement, any Securities sold in this Offering pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Units into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the Units into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

**Description of Issuer's Securities**

*General*

The Company is offering to sell up to $3,000,000.99 and a minimum of $50,000.93 of its Class B Non-Voting Units. The investment will be made through the Co-Issuer, MR DTP Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Offering Amount of $50,000.93 by April 15th, 2026. Unless the Company raises at least the Target Offering Amount of $50,000.93 under the Regulation CF offering by April 15th, 2026, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to April 15th, 2026, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $3,000,000.99 Maximum Offering Amount.

The minimum investment per investor is $1,015.00, which includes a $15.00 Investor Processing Fee.

*Co-Issuer*

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The Co-Issuer will pool the funds from the Investors and invest in the Company as a single shareholder in exchange for shares of the Company's Class B Non-Voting Units. As a result, the Co-Issuer will be the legal owner of the Class B Non-Voting Units. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class B Non-Voting Units as if they had invested directly with the Company.

**Capitalization**

The following description summarizes the most important terms of the Issuer's equity structure. This summary does not purport to be complete and is qualified in its entirety by the provisions of our A&R Operating Agreement. For a complete description of our equity interests, you should refer to our A&R Operating Agreement, and to the applicabl e provisions of Wyoming law.

Effective July 17, 2025, the Issuer amended and restated its operating agreement as set forth in **Exhibit E** (the "**A&R Operating Agreemen**t"). This amendment modified its initial percentage-based ownership structure and to create membership interests in the form of two classes of units ("**Units**"). As a result, the total number of Units that the Issuer is authorized to issue is 10,000,000 Units consisting of (i) 1,000,000 Class A Voting Units (the "**Class A Voting Units**"), and (ii) up to 9,000,000 Class B Non-Voting Units with 5,000,000 Class B Non-Voting Units of this amount comprising the initial non-voting unit pool (the "**Class B Units**"). **Class A Voting Units provide for voting rights while Class B Units do not have voting rights.**

Except with respect to voting rights, all Units are identical and entitle the holders to the same rights and privileges.

As of the date of this Form C, 1,000,000 Class A Voting Units and 1,013,338 Class B Non-Voting Units are currently issued and outstanding.

*Outstanding Units*

As of the date of this Form C, the Company's outstanding Units consists of:

| Type | Class A Voting Units |
|---|---|
| **Amount Outstanding** | 1,000,000 |
| **Voting Rights** | One vote per share |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional Units of Class A Voting Units at a later date. The issuance of such additional Class A Voting Units would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security (on a fully diluted basis prior to the Offering).** | 49.67% |

| Type | Class B Non-Voting Units |
|---|---|
| **Amount Outstanding** | 1,013,338 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional Units of Class B Non-Voting Units at a later date. The issuance of such additional Class B Non-Voting Units would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security (on a fully diluted basis prior to the Offering).** | 50.33% |

***Outstanding Options, Safes, Convertible Notes, Warrants***

As of the date of this Form C, the Company does not have any outstanding Options, Safes, Convertible Notes or Warrants.

*Voting and Control*

Except as required by applicable law, each outstanding Unit of Class B Non-Voting Units shall not be entitled to vote on any matter on which the stockholders of the Company shall be entitled to vote, and Units of Class B Non-Voting Units shall not be included in determining the number of Units voting or entitled to vote on any such matters. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, the sale of the Company or its significant assets, or Company transactions with related parties. Further, Investors in the Co-Issuer will indirectly hold only the Securities (the Co-Issuer will be the legal owner of the Class B Non-Voting Units and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.
*Dilution*

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional Units or other convertible securities to other parties. In other words, when the Company issues more Units, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of Units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred Units or warrants) into stock. If the Company decides to issue more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

**What it Means to be a Minority Holder**

Investors in our Class B Non-Voting Units, which do not provide for voting rights, will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

**Ownership**

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| Dana Landry (1) | 200,000 Units of Class A Voting Units | 20% |
| Michael Donovan (2) | 200,000 Units of Class A Voting Units | 20% |

(1) Dana Landry is the beneficial owner of 20% of the issued equity in Watrfall Pictures Limited (formerly Mint Road Ltd.), the sole owner of the Issuer.
(2) Michael Donovan is the beneficial owner of 20% of the issued equity in Watrfall Pictures Limited, the sole owner of the Issuer.

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued/Holders | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Class A Voting Units | $175,000.00 (1) | 1,000,000 | General Working Capital | July 17, 2025 | Section 4(a)(2) |
| Class B Non-Voting Units | $818529.00 | 1,013,338 | Development Slate, Sales & Marketing, and Working Capital | August 11, 2025 | Section 4(a)(2) |

(1) Cash and in kind initial contributions associated with establishment of entities, contribution of software and intellectual property associated with anticipated operations, as well as payment of various third party expenses, including legal, accounting, consulting and marketing fees.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

**DEBT**

As of the date of this Form C, the Issuer has no outstanding debt.

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) **Exclusive Intellectual Property License Agreement with Watrfall Pictures Limited (formerly Mint Road Ltd.)** The Issuer has entered into an exclusive licensing agreement with Watrfall Pictures Limited, the owner of 100% of the Issuer's voting equity securities. Under this agreement, the Issuer is required to pay Watrfall Pictures Limited a license fee equal to 95% of net revenues after deducting allowable expenses. This agreement is material to the Issuer's business operations as it provides the Issuer with the exclusive rights to distribute and monetize Watrfall Pictures Limited's intellectual property.

(b) **Management Services Agreement with Watrfall Pictures Limited** The Issuer has entered into a management services agreement with Watrfall Pictures Limited, under which Watrfall Pictures Limited provides comprehensive management, operational, and administrative services to MR DTP LLC. These services include strategic oversight, business affairs, finance, accounting, tax compliance, corporate governance, legal services, production and producing services, and other operational support functions. This agreement is material to the Issuer's business operations as MR DTP LLC has no employees and relies entirely on Watrfall Pictures Limited for these management services.

These agreements with Watrfall Pictures Limited create potential conflicts of interest as Watrfall Pictures Limited simultaneously serves as the Issuer's intellectual property licensor, management services provider, and controlling member. In situations where the interests of Watrfall Pictures Limited and the Issuer diverge, Watrfall Pictures Limited may make decisions that prioritize its own interests over those of the Issuer and its investors.

# FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit G.</u>**

## Cash and Cash Equivalents

As of July 31, 2025, Watrfall Pictures Limited (formerly Mint Road Ltd.) is funding the operations of the Issuer and the Issuer retains only nominal cash and cash equivalents. Accordingly, given that the Issuer currently has no employees and limited current operating costs that are funded by Mint Road Ltd, lack of runway is not an operational constraint. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

## Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering (or to supplement the Offering for any shortfall from the Maximum Offering Amount), the Company may concurrently raise additional capital by offering to sell securities, including, but not limited to, Class A Voting Units, Class B Non-Voting Units, SAFEs or Convertible Notes, to accredited or existing investors outside of this Offering.

Other than capital from existing operations, the Company does not have any additional sources of capital other than the proceeds from the Offering.

## Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

### *Trends and Uncertainties*

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit G</u> for subsequent events and applicable disclosures.

## Material Changes and Other Information

None

## TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

**Eligibility**

**The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:**

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Progress Updates**

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.watrfall.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.


**ADDITIONAL INFORMATION**


The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

MINT ROAD LTD, Member of the Issuer
(Issuer)

By:/s/ Dana Landry
(Signature)

Dana Landry
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Michael Donovan
(Signature)

Michael Donovan
(Name)

Manager of MR DTP LLC
(Title)

January 20, 2026
(Date)

*Instructions.*

1.     The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.     The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT B**
**Investor Website**
**(Attached)**

# Redefine Film & TV with
## Award Winners and Billion-Dollar-IP Creators

Co-founded by Ron Perlman, we remove studios and middlemen from the movie- and TV-making process to give power and profits to audiences and creators. Fans vote for projects they want to see. Creators control the work and earn up to 10X more than with studios. Everyone shares the profits.

Our previous raise maxed out in under 3 months. Become an early-stage investor now, before our platform is live and the entertainment industry is forever changed.

**INVEST NOW**

**$2.00** Share Price   **$1,000** Min. Investment

SEC Filings     Offering Circular     Investor Education



Writer   Director

---

VISION ————

## In Hollywood, "waterfall" is an inside joke.

It should mean money flows from the top to the creators at the bottom. Instead, creators often see nothing. Watrfall was named to flip that concept on its head, building a model where the flow is real and transparent to everyone involved.



---

PROBLEM ————

## Only Executives Win in Today's Entertainment Model

The average household subscribes to four streaming platforms, spending ~$61/month. But 41% feel the content isn't worth the price[1]. The system is no better for creators, whose work is distorted by middlemen and executives with zero transparency into viewership and performance.



MAJOR STUDIOS' CUT

CREATORS' REVENUE GAP
UNLOCKED BY WATRFALL

CREATORS' CUT TODAY

REVENUES

CONTENT

CONTENT HOLYWOOD GREENLIGHTS

HIGH-QUALITY CONTENT
UNLOCKED BY WATRFALL

LOW QUALITY CONTENT

SOLUTION

# A Platform Where Creators and Fans Decide and Profit

By removing studios and middlemen from the equation, we give the money they used to keep to creators and fans so we can all profit together.

- **Participation:** Fans vote on, fund, and ultimately decide what gets made
- **Transparency:** All contracts and payouts are publicly tracked on-chain
- **Control:** No middleman interference or creative meddling
- **Quality:** Creators stay true to their vision; audiences get better stories



You are here
FUND
PITCH
VOTE
PRODUCE
DISTRIBUTE
PROFIT
Watrfall
PLATFORM




COMPETITIVE ADVANTAGE

## Our Platform Unlocks Lower Costs, Higher Returns

Legacy studios wrestle bloat. By utilizing blockchain technology and partners, we can move faster, scale cheaper, build trust, and keep value where it belongs.

- The market for blockchain in media entertainment is set to grow 14,800% by 2030[2]
- Decentralized video storage with partners like Walrus cuts cloud costs by 7X[3]
- Those savings reach fans and creators, who earn up to 10X more here than with traditional studios



THE VISION
REBUILDING THE ENTERTAINMENT INDUSTRY FROM THE GROUND UP
Democratize film & TV financing, ownership, and distribution.
Give fans and creators a direct stake in success.
Build the lowest-cost global entertainment platform powered by blockchain.


## Download our investor brief to see Watrfall's full business plan.

Enter your email

DOWNLOAD DECK

USE OF FUNDS

## Directly Powering Our Platform's Launch

The capital we raise helps transition from working demo to a fully operational, content-rich platform:

 **1**
**Acquire the first slate of films and series**
available for fan voting, community discussion, and transparent performance tracking.

 **2**
**Develop and launch fan voting and streaming**
letting users watch, fund, and participate in the creative process

 **3**
**Integrate blockchain partners,**
using Walrus for decentralized video storage and Seal for encryption and security

 **4**
**Recruit marquee creators**
to bring trusted filmmakers, production houses, and their loyal audiences to the platform

 **5**
**Secure key partnerships**
across tech, distribution, and creative to support greenlit projects and create a scalable foundation

ROADMAP

# Our Plan to Launch
# by Q4 2026

You're investing at a pivotal moment, as we finalize the platform and prepare for launch. By this time next year, we aim to have a growing community, greenlit productions, and decentralized infrastructure powering it all.



| | Creator onboarding/voting launch | Pre-production begins | Watrfall Social+ |
|---|---|---|---|
| Q1 | Q2 | Q3 | Q4 |
| Finalize platform development Q&A | Greenlight Announcements | DV Platform Launches | |

TEAM

# Oscar and Golden Globe
# Winners, Billion-Dollar IP Creators

Our leadership combines more than a century's worth of entertainment experience, content and blockchain expertise, and proven ability to launch platforms and scale successful ventures.



**Ron Perlman**
Co-Founder

READ MORE ∨

Golden Globe-winner and Emmy-nominated actor/producer with over 40 years in film and television. He's known for standout roles in Hellboy, Beauty and the Beast, and Sons of Anarchy, as well as extensive work in voice acting.



**Dana Landry**
CEO

READ MORE ∨

A leading producer behind some of the most beloved kids programming. Founded/ran/sold one of the world's most successful animation studios. Oversaw Teletubbies, Inspector Gadget, Caillou, Peanuts, StrawBerry Shortcake.



**Michael Donovan**
Chairman

READ MORE ∨

Academy-Award-Winning producer (Bowling for Columbine). Former Chairman & CEO of Wildbrain (market cap of $1.5B CAD in '17). Named Canada's Entrepreneur of the Year in 2017.



**Willie Morris**
Co-Founder

READ MORE ∨

Entrepreneur across tech and entertainment. Built and sold companies in creative services and consumer products, led product & design at Amazon Video, co-founded a subscription business with Gary Vee, and launched creator-driven projects with various talent.

UNLOCK UP TO 20% BONUS SHARES UNTIL 02/05 | 17 Days | 14 Hrs | 44 Mins | 18 Secs

Invest
$2,500+

Receive
**8%**
**Bonus Stock**

+ 5 Years Access to Watrfall Content
+ Priority Project Review

INVEST NOW

Invest
$5,000+

Receive
**10%**
**Bonus Stock**

+ Lifetime Access to Watrfall Content
+ Priority Placement of Your Project for Voting
+ Increased Project Voting Power
+ On-Screen and IMDb Credit in the Inaugural Film Slate
+ All Previous Tiers

INVEST NOW

Invest
$10,000+

Receive
**12%**
**Bonus Stock**

+ Invitation to Exclusive Investor Screenings
+ Lifetime Access to Watrfall Content For You and 3 Friends
+ All Previous Tiers

INVEST NOW

Invest
$25,000+

Receive
**15%**
**Bonus Stock**

+ Fast-Track Your Script Through Watrfall Vetting
+ Lifetime Access to Watrfall Content For You and 5 Friends
+ Be an Extra in a Watrfall Production
+ All Previous Tiers

INVEST NOW

Invest
$100,000+

Receive
**20%**
**Bonus Stock**

+ Highest Project Voting Power
+ Invitation to Group Dinner with Founders, Including Ron Perlman
+ All Previous Tiers

INVEST NOW

# Frequently Asked Questions

**1. Why invest in startups?**

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

**2. How much can I invest?**

**3. How do I calculate my net worth?**

**4.**

What are the tax implications of an
equity crowdfunding investment?

5. Who can invest in a Regulation CF Offering?

6. What do I need to know about early-
stage investing? Are these investments risky?

7. When will I get my investment back?

8. Can I sell my shares?

9. Exceptions to limitations on selling
shares during the one-year lockup period:

10. What happens if a company does not reach their funding target?

11. How can I learn more about a company's offering?

12. What if I change my mind about investing?

13. How do I keep up with how the company is doing?

14. What relationship does the company
have with DealMaker Securities?

# How You Can Meet
# Ron Perlman and
# Be in Our Movies

As one of our earliest supporters, you're eligible for
increased upside with your investment. For the first 30
days, investors can earn the following perks and
exclusive rewards. And all preexisting Watrfall investors
are guaranteed at least 5% bonus stock with their
reinvestment this round.

## Join the Discussion

Loading Comments

## Watrfall

𝕏  in

Sources
1. https://www.indiewire.com/news/analysis/streaming-average-costs-61-dollars-per-month-1234966127/
2. https://www.grandviewresearch.com/horizon/statistics/blockchain-technology-market/end-use/media-entertainment/global
3. https://www.mystenlabs.com/blog/announcing-walrus-a-decentralized-storage-and-data-availability-protocol

statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.



Privacy Policy

**EXHIBIT C**
**Amended and Restated Operating Agreement of Issuer**
**(Attached)**

**MR DTP LLC**
**AMENDED AND RESTATED**
**LIMITED LIABILITY COMPANY AGREEMENT**

This Amended and Restated Liability Company Agreement (this "***Agreement***") of MR DTP LLC, a Wyoming limited liability company (the "***Company***"), is made and entered into effective as of this July 17, 2025 (the "***Effective Date***"), by and among the persons whose names, addresses, class of Units, and number of Units are set forth on Schedule A hereto (each, a "***Member***," and collectively, the "***Members***").

## R E C I T A L S

WHEREAS, the Member has caused the LLC to be formed pursuant to the provisions of the Wyoming Limited Liability Company Act as set forth in Title 17, Chapter 29 (commencing with Section 17-29-101) of the Wyoming Statutes (the "***Act***");

WHEREAS, the Member adopted a Limited Liability Company Agreement of the LLC on December 19, 2023; and

WHEREAS, The Members wish to amend and restate, in its entirety, the prior single member operating agreement of the Company and to set forth their understandings regarding the governance and operation of the Company and their respective rights and obligations,

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other valuable consideration, the receipt and sufficiency of which are acknowledged, the Members agree as follows:

1. <u>Name; Principal Office; Agent</u>.  The name of the LLC is "**MR DTP LLC**."  The principal office of the Company shall be at 1603 Capital Ave, Suite 413 C1293, Cheyenne, WY 82001 or such other place as the Managers may determine from time to time. The Company's registered agent and registered office in Wyoming shall be InCorp Services Inc., 1910 Thomes Avenue, Cheyenne WY 82001 or as subsequently changed by the Managers.

2. <u>Perpetual Existence.</u>  The LLC shall have perpetual existence until dissolved in accordance with the Act or pursuant to this Agreement.

3. <u>Business and Purpose of the LLC</u>.  The purpose of the LLC shall be to engage in any lawful activities for which a limited liability company may be organized under the Act.

4. <u>Classes of Units</u>.

   a. The Company is authorized to issue two classes of limited liability company interests (collectively, the "***Units***"):

   - Class A Voting Units – 1,000,000 Units that entitle the holder to vote on Company matters as set forth in this Agreement. ("***Voting Units***").

   - Class B Non-Voting Units – Up to 5,000,000 Units that do not entitle the holder to vote except as required by the Act or expressly provided herein ("***Non-Voting Units***").

   b. Economics. Parity.  Except as expressly provided for herein (including without limitation Section 7), each Non-Voting Unit shall be identical to each Voting Unit with respect to rights to allocations, distributions, and liquidation proceeds.

1

c. Authorized Units. The Company is authorized to issue up to ten million (10,000,000) Units, of which one million (1,000,000) shall be Voting Units and up to nine million (9,000,000) shall be Non-Voting Units (the "***Authorized Non-Voting Units***").

5. <u>Capital Contributions; Capital Accounts</u>.  The name, address, class of Units, number of Units, and agreed value of each Member's initial Capital Contribution are set forth on Schedule A. No Member shall be required to make additional Capital Contributions unless agreed in writing by such Member. A separate capital account ("***Capital Account***") shall be maintained for each Member in accordance with Treasury Regulations § 1.704-1(b)(2)(iv).

6. <u>Profits and Losses</u>. All items of income, gain, loss, deduction, and credit of the Company shall be allocated among the Members pro rata in proportion to their respective total Units (Voting Units and Non-Voting Units together) unless otherwise required by Section 704(c) of the Internal Revenue Code and the Treasury Regulations thereunder.  For the avoidance of doubt, any reference in this Agreement to "net proceeds and available cash," including under Section 7, shall include the Company's net profits (i.e., after allocations of income, gain, loss, and deduction under this Section), to the extent such amounts are retained or available in cash and not otherwise allocated or reserved by the Manager.

7. <u>Distributions</u>.

   a. <u>General Distributions</u>. Except as set forth in Section 7(b) and 7(c), distributions of available cash shall be made to the Members at such times and in such amounts as determined by the Managers, pro rata in proportion to total Units outstanding.

   b. <u>Special Allocation of Slate One Proceeds</u>. Notwithstanding anything to the contrary in this Agreement, 100% of the net proceeds and available cash attributable to the first development and production slate undertaken by the Company (the "**Slate One Proceeds**") shall be allocated exclusively to the initial Non-Voting Unit pool of 5,000,000 units and applied as follows:

      (i) First, to fund reserves, as determined in good faith by the Manager, for reasonable and necessary expenses directly related to the completion, monetization, and administration of the first development and production slate;

      (ii) Second, to distribute to the holders of Non-Voting Units an amount equal to their Non-Voting Pro Rata Share (as defined below) of such proceeds, provided that no holder shall be entitled to receive more than such amount; and

      (iii) Third, any remaining amount not distributable under clause (ii) due to unsold or unissued Non-Voting Units shall not be distributed to any other class of Units,but shall instead be used by the Company for the development or production of subsequent slates, or for general business operations, as determined by the Manager.

      "**Non-Voting Pro Rata Share**" means, with respect to any holder of Non-Voting Units, a fraction equal to the number of Non-Voting Units held by such holder divided by five million (5,000,000).

   c. <u>Retained Licensed IP Revenues</u>.  Notwithstanding anything to the contrary in this Agreement, 100% of the net proceeds and available cash retained by the Company from revenues attributable to the exploitation of intellectual property licensed to the Company pursuant to the Exclusive Intellectual Property License Agreement dated July 18, 2025 shall be allocated exclusively to the Non-Voting Unit pool and applied as follows:

(i) First, to fund reserves, as determined in good faith by the Manager, for reasonable and necessary expenses directly related to the administration, monetization, and enforcement of such licensed intellectual property;

(ii) Second, to distribute to the holders of Non-Voting Units, in accordance with each holder's proportionate share of the greater of (x) five million (5,000,000) or (y) the number of Non-Voting Units issued and outstanding as of the applicable distribution date; and

(iii) Third, any remaining amount not distributed under clause (ii), if any, shall be retained by the Company for general use as determined by the Manager.

    d. For the avoidance of doubt, distributions under this Section 7(c) are distinct from distributions of Slate One Proceeds under Section 7(b), and shall continue beyond the completion of the first development and production slate.

8. Tax Classification; Partnership Representative.

    a. The Members intend that the Company be classified as a partnership for U.S. federal and applicable state and local income tax purposes.

    b. The Voting Members holding a majority of the outstanding Voting Units shall designate from time to time a "***Partnership Representative***" (as defined in Code § 6223) who shall have the sole authority to act on behalf of the Company in any tax audit or judicial proceeding.

9. Managers; Management Powers

    a. *Manager-Managed*. The Company shall be managed by one or more managers (each, a "***Manager***," and collectively, the "***Managers***"). The initial Manager is Michael Donovan, who shall serve until he resigns or is removed pursuant to Section 9.c.

    b. *Authority*. Except for matters reserved to the Members under this Agreement or the Act, the Manager(s) shall have full power and authority to manage and control the business and affairs of the Company.

    c. *Appointment and Removal*. The Manager(s) may be appointed and removed at any time, with or without cause, only by the affirmative vote of Members holding a majority of the outstanding Voting Units.

    d. *Officers*. The Managers may appoint officers of the Company and delegate to such officers such authority as the Managers deem appropriate.

10. Member Voting.

    a. Except as expressly provided otherwise in this Agreement or required by the Act, only holders of Voting Units shall be entitled to vote on Company matters. Each Voting Unit shall be entitled to one vote.

b. Unless a different vote is required by this Agreement or the Act, actions requiring Member approval shall be authorized by the affirmative vote of Members holding a majority of the outstanding Voting Units.

c. Notwithstanding the foregoing, the consent of holders of a majority of the outstanding Non-Voting Units, voting as a separate class, shall be required to amend Section 4.b or to alter the economic rights of the Non-Voting Units in a manner adverse to the Non-Voting Units.

11. **T**ransfers of Units

a. *General Restriction.* No Member may Transfer any Unit or interest therein except in compliance with this Section 11. Any attempted Transfer in violation of this Agreement shall be null and void ab initio.

b. *Future Secondary Trading.* The Board may adopt one or more policies or procedures permitting the Transfer of Units or tokenized representations thereof via a Board-approved trading platform or alternative trading system, provided that:

(i) the Transfer complies with applicable U.S. federal and state securities laws;

(ii) any transferee (other than pursuant to Section 12) shall not be admitted as a Member unless approved and admitted under Section 12;

(iii) all Transfers remain subject to any additional restrictions under this Agreement or imposed by the Board; and

(iv) the Company may require transferees to enter into joinders or acknowledgments before recognizing any rights or issuing updated token credentials.

c. *Economic Interest vs. Membership.* A Transfer may result in the transfer of economic rights only, and shall not entitle the transferee to vote, receive information, or participate in governance unless admitted as a Substitute Member under Section 12.

12. Admission of Substitute Members

a. *Consent Required.* No transferee of Units or any interest therein shall be admitted as a Substitute Member unless:

(i) the transfer complies with Section 11;

(ii) the Board consents to such admission, which it may withhold in its sole discretion; and

(iii) the transferee executes a joinder to this Agreement or such other documentation as may be required by the Board.

b. *Rights of Economic Interest Holders.* Any transferee not admitted as a Substitute Member shall have only the rights of an economic interest holder (i.e., the right to receive distributions, if any, but not to vote or participate in management).

c. *Digital Transfers.* The Board may establish rules for the recognition of Transfers facilitated by digital ledgers or token-based systems, but no such Transfer shall entitle a Person to be treated as a Member unless all requirements of this Section 12 are satisfied.

13. <u>Limited Liability; Indemnification</u>. Limited Liability; Indemnification.

   a. <u>Limited Liability</u>. No Member, Manager, or other Indemnitee shall be personally liable for the debts, obligations, or liabilities of the Company solely by reason of being a Member, Manager, or Indemnitee.

   b. <u>Indemnification</u>. The Company shall indemnify and hold harmless each Indemnitee from and against any and all losses, damages, liabilities, and reasonable expenses, including attorneys' fees, arising out of or relating to the Indemnitee's status as or activities on behalf of the Company, except to the extent such amounts result from the Indemnitee's fraud, willful misconduct, or knowing violation of law.

   c. <u>Indemnitee Defined</u>. "***Indemnitee***" means (a) any present or former Manager, Member, officer, employee, or agent of the Company and (b) any person who, at the Company's request, serves or has served in a comparable capacity for any other entity.

14. <u>Books, Records, and Reports</u>. The Company shall maintain complete and accurate books and records. The Managers shall furnish to the Members such financial statements and other information as they may reasonably request.

15. <u>Dissolution and Winding Up</u>. The Company shall be dissolved upon (a) the written consent of Members holding at least two-thirds of the outstanding Voting Units, (b) the entry of a decree of judicial dissolution, or (c) any other event causing dissolution under the Act. Upon dissolution, the Managers (or a liquidator appointed by the Members) shall wind up the Company's affairs and distribute its assets in accordance with the Act.

16. <u>Amendments.</u> This Agreement may be amended only with the written consent of Members holding at least a majority of the outstanding Voting Units; provided that any amendment adversely affecting the rights of the Non-Voting Units shall also require the consent of Members holding a majority of the outstanding Non-Voting Units.

17. <u>Miscellaneous</u>.

   a. <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Wyoming, without regard to conflicts-of-laws principles.

   b. <u>Severability</u>. If any provision of this Agreement is determined to be invalid or unenforceable, the remaining provisions shall remain in full force and effect.

   c. <u>Entire Agreement</u>. This Agreement constitutes the entire agreement among the Members with respect to the subject matter hereof and supersedes all prior agreements.

   d. <u>Survival of Rights</u>. This Agreement shall be binding upon and, as to permitted successors, transferees and assigns, inure to the benefit of the Company, the Members, and their respective heirs, legal representatives, successors and assigns, whether by the laws of descent and distribution, merger, consolidation, sale of assets, operation of law or otherwise.

[*Signature Pages Follow*]

IN WITNESS WHEREOF, the Member has executed this Agreement as of the date first written above.

**MINT ROAD LTD.**

DocuSigned by:

By:______________________________

7995DE9CBBCA483...

Name: Dana Landry

Title: CEO

**CONSENT OF THE MANAGERS**

Each of the undersigned, in his capacity as a Manager of the LLC, hereby consents to the foregoing Agreement and agrees to act as a Manager thereunder.

DocuSigned by:

Michael Donovan

______________________________________

56DC963EB6024A6...

Michael Donovan

**SCHEDULE A**

**Members, Units, and Capital Contributions**

| Member Name & Address | Class of Units | Number of Units | Capital Contribution ($) |
|---|---|---|---|
| Mint Road Ltd. | Voting | 1,000,000 | Capital and in-kind contributions equivalent to $175,000 |
| Second Member | Non-Voting | [●] | [●] |
| | (*Add rows as needed*) | | |

*Schedule A*

**EXHIBIT D**
**Co-Issuer Operating Agreement**
**(Attached)**

# LIMITED LIABILITY COMPANY AGREEMENT

# OF

# MR DTP Investors SPV, LLC

**This LIMITED LIABILITY COMPANY AGREEMENT** (the "**Agreement**") of MR DTP Investors SPV, LLC, a Delaware limited liability company (the "**Company**") is entered into as of December 10, 2025 by and among the Company, MR DTP LLC (the "**Manager**") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

**WHEREAS**, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

**WHEREAS,** the Company will undertake the limited purpose of acquiring, holding, and disposing of Securities (defined below) issued by MR DTP LLC (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company.

**WHEREAS,** it is the intent of the Company to issue Interests (defined below) that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Manager to the Company pursuant to Regulation Crowdfunding.

**NOW THEREFORE,** the limited liability company agreement of the Company is hereby adopted to read in its entirety as agreed upon the Company, its Manager, and the Members as follows:

## ARTICLE I – ORGANIZATIONAL MATTERS

Section 1.01 Name. The name of the Company is MR DTP Investors SPV, LLC.

Section 1.02 Principal Office. The principal office of the Company is located at 1603 Capital Ave, Suite 413 C1293, Cheyenne, WY 82001 or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03 Registered Office; Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04 Purpose; Powers.

(a) The purpose of the Company to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to undertake the acquiring, holding, and

disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b)     If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.05     Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06     Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section 1.07     Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

## ARTICLE II – MEMBERS

Section 2.01     Members. The names, mailing addresses, and Interests of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule. Members may only be natural persons.

Section 2.02     Capital Contributions; No Withdrawals.

(a)     The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company.

(b)     No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03     Admission of Additional Members.

(a)     Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as in the when Members were first admitted to the Company, or (ii) a Transfer of Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a permitted Transfer) of Interests, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Interests.

Section 2.04     No Withdrawal; Death of Member.

(a)     So long as a Member continues to hold any Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b)     The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as permitted Transferees; provided, that any such permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section 2.05     Certification of Interests.

(a)     The Company may, but shall not be required to, issue certificates evidencing Interests in the Company.

(b)      Interests shall be reflected in the books and records of the Company as Units.

(c)     If the Manager shall issue certificates representing Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Interests shall bear a legend substantially in the following form:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.06     Meetings.

(a)     To the extent the Securities, and thus the Interests, provide the right to vote, or require approval of the holders of the Interests, meetings of the Members may be called by the Manager.

(b)     Written notice stating the place, electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c)     Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)     On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)     The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; provided, that the Members shall have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)     Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Interests. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)     Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.07, Section 3.02, and Section 11.09, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Interests.

Section 2.07     Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

**ARTICLE III – MANAGEMENT**

Section 3.01    Management of the Company. Subject to the provisions of Section 3.02, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.02    Actions Requiring Approval of Members. Without the written approval of Members holding a majority of the Interests, the Company shall not, and shall not enter into any commitment to:

(a)    Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; provided that the Manager may, without the consent of the other Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Interests in accordance with this Agreement.

(b)    Issue additional Interests or other securities, except in connection with a Transfer of Interests that complies with the applicable provisions of ARTICLE VI and Section 2.03(b), or admit additional Members to the Company.

(c)    Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company; provided that no vote shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Interests.

Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle.

Section 3.03    Prohibited Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a)    Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b)    Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c)    Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d)    Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

Section 3.04    Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable.

An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05    Replacement and Resignation of Manager. The Manager may be removed at any time, with or without cause, by the Members holding sixty-six percent (66%) of the Interests. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

Section 3.06    Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.06 or Section 2.07.

## ARTICLE IV – ALLOCATIONS

Section 4.01    Allocation of Profits and Losses.

(a)    All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Interests.

(b)    Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Interests.

(c) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

## ARTICLE V – DISTRIBUTIONS

Section 5.01    Distributions.

(a)    In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Interests on a one-to-one basis as if the holders of the Interests held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Interests.

(b)    Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

**ARTICLE VI – TRANSFERS**

Section 6.01    General Restrictions on Transfer.

(a)    No Member shall Transfer all or any portion of its Membership Interest in the Company, except with the written consent of the Manager. No Transfer of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b)    Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue any Interests:

(i)    except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;

(ii)    if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii)    if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iv)    if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)    Any Transfer or attempted Transfer of any Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Membership Interest for all purposes of this Agreement.

(d)    Except as provided in Section 2.05(b), no Transfer (including a permitted Transfer) of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e)    For the avoidance of doubt, any Transfer of a Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02    Further Restrictions on Transfer.

(a)    During the one-year period beginning on the date on which it acquired the Interest, a Member may not transfer such Interest except:

(i)    To the Crowdfunding Issuer;

(ii)    To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)    As part of an offering registered under the Securities Act; or

(iv)    To a member of the Interest holder's family or the equivalent, to a trust controlled by the Interest holder, to a trust created for the benefit of a member of the family of the Interest holder or equivalent, or in connection with the death or divorce of the Interest holder or other similar circumstance.

## ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.01    <u>No Personal Liability: Members; Manager</u>.

(a)    Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b)    Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02    <u>Indemnification</u>.

(a)    To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member nor any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b)    Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c)    For purposes of this Section 7.02, "**Covered Person**" means (i) each Member of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

## ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.01    <u>Inspection Rights</u>. Upon reasonable notice from a Member, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and make copies thereof. Further, upon reasonable notice from a Member, the Manager shall make available 9 the same such information of the Crowdfunding Issuer, with each Member acknowledging that the Company is subject to the provisions of the Amended and Restated Investor Rights Agreement of the Crowdfunding Issuer.

Section 8.02    Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03    Tax Matters Representative.

(a)    Appointment; Resignation. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Partnership Representative**"). The Partnership Representative can be removed at any time by a vote of Members holding 66% of the Interests of the Company, and shall resign if it is no longer the Manager. In the event of the resignation or removal of the Tax Matters Representative, the holders of a majority of the Interests of the Company shall appoint a new Tax Matters Representative.

(b)    Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c)    US Federal Tax Proceedings. To the extent permitted by applicable law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)    Section 754 Election. The Partnership Representative shall make an election under Section 754 of the Code only with the agreement in writing of a majority of the outstanding Interests.

(e)    Indemnification. The Company, through the Crowdfunding Issuer, shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04    Tax Returns.

(a)    At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b)    Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

Section 8.05    Reports under Regulation Crowdfunding.

(a)    The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b)    The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

## ARTICLE IX – DISSOLUTION AND LIQUIDATION

Section 9.01    Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)    An election to dissolve the Company made by holders of 66% of the Interests;

(b)    The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all of the assets of the Crowdfunding Issuer;

(c)    Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d)    The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02    Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03    Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)    The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b)     As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)     The Liquidator shall transfer ownership of the Securities to the Interest holders.

(d)     The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i)     First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)     Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)     Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04    Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

### ARTICLE X – Definitions

Section 10.01    Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a)     "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

(b)     "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c)     "**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on August 7, 2023.

(d)     "**Code**" means the Internal Revenue Code of 1986, as amended. 12

(e)     "**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(f) "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(g) "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(h) "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasigovernmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(i) "**Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act.

(j) "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(k) "**Manager**" means, initially, Trevi Systems, Inc., or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(l) "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(m) "**Securities**" means the underlying securities (i.e., Shares of Common Stock) of the Crowdfunding Issuer issued in a Regulation CF offering.

(n) "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(o) "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Interests or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

(p) "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

(q) "**Units**" shall be the measure by which each Member's Interest is determined. The Company is not obligated to issue certificates to represent any Units. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 6.01, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. Each Unit shall carry an incremental dollar amount established by the Manager for the sale of Interests that investors can purchase in order to become Members of the Company.

## ARTICLE XI – MISCELLANEOUS

Section 11.01    Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02    Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03    Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAVIES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04    Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05    Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a)    when delivered by hand;

(b)    when received by the addressee if sent by a nationally recognized overnight courier;

(c)    on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d)    on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.05):

|  |  |
|---|---|
| **If to the Company**: | 1603 Capital Ave, Suite 413 C1293<br>Cheyenne, WY 82001<br>Email: Michael@MintRoad.io<br>Attention: Michael Donovan, Manager of MR DTP LLC |
| **If to the Manager**: | 1603 Capital Ave, Suite 413 C1293<br>Cheyenne, WY 82001<br>Email: Michael@MintRoad.io<br>Attention: Michael Donovan, Manager of MR DTP LLC |
| **If to a Member**: | To the Member's respective mailing address as set forth on the Members Schedule. |

Section 11.06    Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07    Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08    Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09    Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding 66% of the Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager in accordance with Section 3.02(a).

Section 11.10    Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12    Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13 <u>No Third-Party Beneficiaries</u>. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

*[Remainder of page intentionally left blank]*

**IN WITNESS WHEREOF**, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

**COMPANY:**

**MR DTP INVESTOR SPV, LLC**

By: MR DTP LLC, a Wyoming LLC

Its Manager

By: *Michael Donovan*

Michael Donovan, Manager

**SCHEDULE I**

**MEMBERS SCHEDULE**

| Entity Name | Cash Contribution | Interests/Units |
|---|---|---|
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |

**EXHIBIT E**
**Subscription Agreement between Issuer and Co-Issuer**
**(Attached)**

# CLASS B UNIT PURCHASE AGREEMENT

This Class B Unit Purchase Agreement (this "Agreement") is made as of this _____ day of _____, 2026 by and between MR DTP, LLC, a Delaware limited liability company (the "Company"), and MR DTP Investors SPV, LLC, a Delaware limited liability company (the "SPV" or "Purchaser," and together with the Company, the "Parties"). The Parties hereby agree as follows:

1.  **Purchase and Sale of Class B Units**.

1.1 <u>Sale and Issuance of Class B Units</u>. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Closing (as hereinafter defined) and the Company agrees to sell and issue to the Purchaser at the Closing up to _____ Class B Units of the Company (the "Units) at a purchase price of $1.00 per Unit (the "Price").

1.2 <u>Closing</u>. The purchase and sale of the Units shall take place remotely via the exchange of documents and signatures on the date of this Agreement or at such other time and place as the Company and the Purchaser mutually agree upon, orally or in writing (which time and place are designated as the "Closing"). The Company and the Purchaser will execute counterpart signature pages to this Agreement and any other documents required by the Company (collectively, the "Transaction Documents").

2.  **Representations and Warranties of the Company**. The Company hereby represents and warrants to the Purchaser that the following representations are true and correct in all material respects as of the date of the Closing, except as otherwise indicated:

2.1 <u>Organization, Good Standing, Company Power and Qualification</u>. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all power and authority required to (a) carry on its business as presently conducted and as presently proposed to be conducted, and (b) execute, deliver and perform its obligations under the Transaction Documents.

2.2 <u>Valid Issuance of the Units</u>. The Units, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Documents, applicable state and federal securities laws, and liens or encumbrances by or imposed by the Purchaser.

2.3 <u>Compliance with Other Instruments</u>. To the Company's knowledge, the sale of the Units will not place the Company in violation or default (a) of any provisions of the Company's Certificate of Formation or Operating Agreement, (b) of any judgment, order, writ or decree of any court or governmental authority, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order, or (d) of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated by the Transaction Documents will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

3.  **Representations and Warranties of the Purchaser**. The Purchaser hereby represents and warrants to the Company as follows:

3.1 Purchase for Own Account. The Purchaser is acquiring and will hold the Units for investment for its account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

3.2 Access to Information. The Purchaser has been furnished with, and has had access to, all information that it considers necessary or appropriate for deciding whether to invest in the Units, including the Company's Certificate of Formation and Operating Agreement, and the Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance of the Units.

3.3 Speculative Investment. The Purchaser is aware that its investment in the Company is a speculative investment that has limited liquidity and is subject to the risk of complete loss. The Purchaser is able, without impairing its financial condition, to hold the Units for an indefinite period and to suffer a complete loss of its investment in the Units.

3.4 Authorization. The Purchaser has full power and authority to enter into the Transaction Documents. The Transaction Documents to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.5 No Public Market. The Purchaser understands that no public market now exists for the Units, and that the Company has made no assurances that a public market will ever exist for the Units.

3.6 No Reliance on Other Persons. The Purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company.

3.7 Residence. The office of the Purchaser in which its principal place of business is located is identified in the address of the Purchaser set forth on Exhibit A.

3.8 Bad Actor. None of the Purchaser, its principals or its affiliates (each a "Purchaser Party") meet any of the disqualifying criteria described in Rule 506(d)(1)(i) through (viii) promulgated under the Securities Act (each a "Rule 506 Disqualification").

4. **Transfer Restrictions**.

4.1 "Market Stand-Off" Agreement. Purchaser hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Company (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Company of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Company or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than an IPO, or such other period as may be requested by the Company, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto, (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Units (or other securities, whether such Units or any such other securities are then owned by the Purchaser or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Units, in cash, or otherwise. The foregoing provisions of this Section 4.1 shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Purchaser or the immediate family of the Purchaser, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Purchaser only if all officers and directors are subject to the same restrictions. The financial advisors of the Company or its underwriters in connection with such registration are intended third party beneficiaries of this Section 4.1 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Purchaser further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 4.1 or that are necessary to give further effect thereto.

For purposes of this Section 4.1, the term "Company" shall include any wholly owned subsidiary of the Company into which the Company merges or consolidates. In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Purchaser's registrable securities of the Company (and the Company's Units or securities of every other person subject to the foregoing restriction) until the end of such period. The Purchaser agrees that a legend reading substantially as follows may be placed on all certificates representing all of the Purchaser's registrable securities of the Company (and the Company's Units or securities of every other person subject to the restriction contained in this Section 4.1):

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF MR DTP, LLC ("MR DTP"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN MR DTP AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT MR DTP'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

4.2 Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Purchaser agrees not to make any disposition of all or any portion of the Units or any securities which may be converted into the Units unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 3 and the undertaking set out in Section 4.1 of this Agreement and:

(a) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(b) the Purchaser has (i) notified the Company of the proposed disposition; (ii) furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (iii) if requested by the Company, furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration under the Securities Act.

The Purchaser agrees that it will not make any disposition of any of the Company's securities to any competitor of the Company, as determined in good faith by the Company.

5. **General Provisions**.

5.1 Company Covenants. Within one (1) year of the date first set forth herein, the Company shall amend and modify its books and records to reflect the purchase of the Units outlined herein.

5.2 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.3 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5.4 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Counterparts may be delivered by any electronic signature complying with the U.S. federal ESIGN Act of 2000, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.5 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.6 Notices. All notices and communications given or made pursuant hereto shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the Party to be notified, (b) when sent, if sent by facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) three (3) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective Parties at their address as set forth on the signature page or Exhibit A, or to such address, facsimile number or electronic mail address as subsequently modified by written notice given in accordance with this Section.

5.7 <u>Attorneys' Fees.</u> If any action (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Documents, the prevailing Party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such Party may be entitled. Each Party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

5.8 <u>Amendments and Waivers</u>. Except as specified in this Agreement, any term of this Agreement may be amended, terminated, or waived only with the written consent of the Company. Any amendment or waiver effected in accordance with this Section shall be binding upon the Purchaser and each transferee of the Units, and each future holder of all such securities, and the Company.

5.9 <u>Severability</u>. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

5.10 <u>Delays or Omissions</u>. No delay or omission to exercise any right, power, or remedy accruing to any Party hereunder, upon any breach or default of any other Party under this Agreement, shall impair any such right, power, or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any Party, shall be cumulative and not alternative.

5.11 <u>Entire Agreement</u>. This Agreement (including the Exhibits hereto), the Company's Certificate of Formation, the Operating Agreement and the other Transaction Documents constitute the full and entire understanding and agreement between the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties are expressly canceled.

5.12 Securities Law Restrictions. Regardless of whether the offering and sale of Units under this Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company may, at its discretion, impose restrictions upon the sale, pledge, or other transfer of the Units if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state, or any other law.

[Remainder of Page Intentionally Left Blank]

**IN WITNESS WHEREOF**, the Purchaser has executed this Agreement, effective as of the date first written above.

**PURCHASER:**

**MR DTP Investors SPV, LLC**, a Delaware limited liability company

By: **MR DTP LLC**, a Delaware limited liability company Its Manager


By: _____
    Michael Donovan, Manager

IN WITNESS WHEREOF, the Company has executed this Agreement, effective as of the date first written above.

**COMPANY**:

**MR DTP LLC**, a Delaware limited liability company


By: _____
    Michael Donovan, Manager

**Exhibit A**

Purchaser Address


Number of Class B Units Purchased:


Aggregate Purchase:


Price:


MR DTP Investors SPV, LLC
16192 Coastal Highway
Lewes, Delaware 19958

**Subscription Agreement between Co-Issuer and Investor**
**(Attached)**

## REG CF SPV SUBSCRIPTION AGREEMENT

**THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.** THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

**THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS.** ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

**INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(f).** THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

**PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE.** IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

**THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.** THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING.** NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

**THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE.** EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: MR DTP Investors SPV, LLC
c/o MR DTP LLC
1603 Capital Ave, Suite 413 C1293
Cheyenne, WY 82001

Ladies and Gentlemen:


1.      Subscription.

(a)      The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase membership interests (the "**Securities**"), of MR DTP Investors SPV, LLC, a Delaware limited liability company (the "**Co-Issuer**"), upon the terms and conditions set forth herein. The Co-Issuer is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Co-Issuer Act of 1940, as amended, for Class B non-voting limited liability company common equity interests (the "**Class B Units**") units to be acquired from MR DTP LLC, a Wyoming limited liability company (the "**Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Co-Issuer which relate to Class B Units issued by the Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Operating Agreement of the Co-Issuer, dated December 9, 2026 (the "**Operating Agreement**") and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)      (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Co-Issuer and Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Co-Issuer's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

(ii) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Co-Issuer and Issuer there is no cancellation right;

(iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Co-Issuer and Issuer. A promoter may be any person who promotes the Co-Issuer and Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Co-Issuer and Issuer; and

(iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c)      Subscriber understands that the Issuer, as Manager of the Co-Issuer, will make all decisions for the Co-Issuer even through the Subscriber's investment is not made with the Issuer.

(d)     This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Co-Issuer at its sole discretion. In addition, the Co-Issuer, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Co-Issuer will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)     The aggregate value of Securities sold shall not exceed $3,000,000.99, which includes a 1.5% Investor Processing Fee, on each single investment in the Offering. The Co-Issuer may accept subscriptions until April 15, 2026 (the "**Offering Deadline**"). Provided that subscriptions for $50,000.93 worth of Securities are received, which also includes a 1.5% Investor Processing Fee on each transaction (the "**Target Offering Amount**"), the Co-Issuer may elect at any time to close all or any portion of the Offering, on various dates at or prior to the Offering Deadline (each a "**Closing Date**").

(f)     In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.      Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Co-Issuer as a Member holding the Securities of the Co-Issuer.

3.      Purchase Procedure.

(a)     Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Co-Issuer of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)     Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Co-Issuer prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Co-Issuer, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.      Representations and Warranties of the Co-Issuer and Issuer. The Co-Issuer and Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Co-Issuer and Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Co-

Issuer's or Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)     Organization and Standing. The Issuer is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Wyoming. The Co-Issuer is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Co-Issuer and Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. . The Co-Issuer and Issuer, as applicable, have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Issuer is duly qualified and is authorized to do business and is in good standing as a foreign limited liability company in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Co-Issuer or its business.

(b)     Eligibility of the Co-Issuer to Make an Offering under Section 4(a)(6). The Co-Issuer and the Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)     Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Co-Issuer has been duly authorized by all necessary governance actions on the part of the Co-Issuer, and by the Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Co-Issuer, enforceable against the Co-Issuer in accordance with their terms. Further, the underlying securities to be issued by the Issuer to the Co-Issuer will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Issuer, enforceable against the Issuer in accordance with their terms.

(d)     Authority for Agreement. The execution and delivery by the Co-Issuer and Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Co-Issuer's and Issuer's powers and have been duly authorized by all necessary actions on the part of the Co-Issuer, and necessary actions of the Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Co-Issuer, enforceable against the Co-Issuer in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)     No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Co-Issuer in connection with the execution, delivery and performance by the Co-Issuer and Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Co-Issuer to perform its obligations hereunder.

(f)    Financial Statements. Complete copies of the Issuer's financial statements consisting of the audited balance sheet of the Issuer for the years ended December 31, 2024 and December 31, 2023, respectively, and the related statements of operations, changes in member's deficit and cash flows at December 31, 2024 and December 31, 2023 (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the Investor Website Page. The Financial Statements are based on the books and records of the Issuer and fairly present the financial condition of the Issuer as of the date they were prepared and the results of the operations and cash flows of the Issuer for the periods indicated. SetApart Accountancy Corp., who has provided the audited Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC. Additionally, the Co-Issuer has had audited inception financials (the "**Inception Financial Statements**") prepared by SetApart Accountancy Corp., an independent accounting firm within the rules and regulations adopted by the SEC. The Inception Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)    Proceeds. The Co-Issuer shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)    Litigation.  There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Co-Issuer's and Issuer's knowledge, currently threatened in writing (a) against the Co-Issuer or Issuer or (b) against any consultant, officer, manager, director or key employee of the Co-Issuer or Issuer arising out of his or her consulting, employment or board relationship with the Co-Issuer or that could otherwise materially impact the Co-Issuer or Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)    Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)     Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)     Manner of Holding. Subscriber understands that the Subscriber is investing into the Co-Issuer, which will serve as a "crowdfunding vehicle" for an investment between the Co-Issuer and the Issuer. The Co-Issuer will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Issuer.

(d)     Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Co-Issuer has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Co-Issuer involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)     Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Co-Issuer;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Co-Issuer in its sole discretion, but for very limited situations.

(f)     Investment Limits. Subscriber represents that either:

(i)      Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or (ii)	Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)	Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)	Subscriber information. Within five days after receipt of a request from the Co-Issuer, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Co-Issuer or the Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Co-Issuer or the Issuer as a condition of such transfer**.

(h)	Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Issuer's business, management and financial affairs with managers, officers and management of the Issuer. Subscriber has also had the opportunity to ask questions of and receive answers from the Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Issuer or others with respect to the business or prospects of the Issuer or its financial condition.

(i)	Valuation. The Subscriber acknowledges that the price of the Securities was set by the Issuer on the basis of the Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)	Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k)	Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.	Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Co-Issuer, the Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Co-Issuer or the Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.      Transfer Restrictions.

(a)      "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Issuer" shall include any wholly owned subsidiary of the Issuer into which the Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF MR DTP LLC ("MR DTP"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN MR DTP AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT MR DTP'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b)     Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Issuer's Class B Units or any securities which may be converted into the Issuer's Class B Units unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Issuer of the proposed disposition; (B) furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Issuer, furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Issuer's securities to the Issuer's competitors, as determined in good faith by the Issuer.

8.      Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

9.    WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SHARES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.    Mediation. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Co-Issuer or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation within 15 miles of Cheyenne, Wyoming. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures within 15 miles of the City of Westwood, State of Wyoming. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

11.    Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9):

If to the Co-Issuer, to:

MR DTP Investors SPV, LLC
c/o MR DTP LLC
1603 Capital Ave, Suite 413 C1293
Cheyenne, WY 82001


If to the Issuer, to:

MR DTP LLC
1603 Capital Ave, Suite 413 C1293
Cheyenne, WY 82001

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

12.    <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Co-Issuer and the Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Co-Issuer, the Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the membership interests of the Co-Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

*[SIGNATURE PAGE FOLLOWS]*

**Watrfall**

**SUBSCRIPTION AGREEMENT SIGNATURE PAGE**

The undersigned, desiring to purchase Class B Non-Voting Units of Watrfall by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

| | |
|---|---|
| Full legal name of Subscriber (including middle name(s), for individuals): | Number of securities: **Class B Non-Voting Units**<br>Aggregate Subscription Price: **$0.00 USD** |
| (Name of Subscriber) | **TYPE OF OWNERSHIP:** |
| By:<br>(Authorized Signature) | If the Subscriber is individual: If the Subscriber is not an individual:<br>☐ Individual |
| (Official Capacity or Title, if the Subscriber is not an individual) | ☐ Joint Tenant<br>☐ Tenants in Common |
| | ☐ Community Property |
| (Name of individual whose signature appears above if different than the name of the Subscriber printed above.) | If interests are to be jointly held:<br>Name of the Joint Subscriber: |
| (Subscriber's Residential Address, including Province/State and Postal/Zip Code) | Social Security Number of the Joint Subscriber:<br>Check this box if the securities will be held in a custodial account: ☐ |
| Taxpayer Identification Number | Type of account: |
| (Telephone Number) | EIN of account: |
| **(Offline Investor)**<br>(E-Mail Address) | Address of account provider: |

## ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

**Watrfall**

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not  the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

**Aggregate subscription price invested in this offering: 0.00 USD**

**The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD**

**The Investor's investment limit for this offering is: 0.00USD**

**The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD**

**The Investor's net worth (if not an accredited investor): USD**

**The Investor's income (if not an accredited investor): USD**

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act; a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing:  General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:                                             (Print Full Name of Entity or Individual)


By:

    (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

**AML Certificate**

By executing this document, the client certifies the following:

**If an Entity:**

1. I am the  of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

**All subscribers:**

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR:                                          (Print Full Name of Investor)

                                                   By:

                                                       (Signature)

                                                   Name of Signing Officer (if Entity):

                                                   Title of Signing Officer (if Entity):

## Appendix 1 - Subscriber Information

**For the Subscriber and Joint Holder (if applicable)**

| Name | Address | Date of Birth (if an Individual) | Taxpayer Identification Number |
|------|---------|----------------------------------|-------------------------------|
|      |         |                                  |                               |
|      |         |                                  |                               |

**For a Corporation or entity other than a Trust** (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|------|---------|---------------|-------------------------------|
|      |         |               |                               |

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|------|---------|---------------|-------------------------------|
|      |         |               |                               |
|      |         |               |                               |
|      |         |               |                               |
|      |         |               |                               |

**For a Trust** (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|------|---------|---------------|-------------------------------|
|      |         |               |                               |
|      |         |               |                               |
|      |         |               |                               |

## Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Watrfall's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Watrfall's offering;

3. As the Trustee, I have the authority to execute all Trust powers.  Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

**CANADIAN ACCREDITED INVESTOR CERTIFICATE**

**TO: Watrfall** (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Class B Non-Voting Units, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.


(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐     (a)     a Canadian financial institution, or a Schedule III bank;

☐     (b)     the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐     (c)     a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

        (d)     a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐     (e)     an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐     (e.1)     an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐     (f)     the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐     (g)     a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐     (h)     any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐     (i)     a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

| | (j) | an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000; |
|---|---|---|
| ☐ | (j.1) | an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000; |
| | (k.1) | an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year; |
| | (k.2) | Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year |
| ☐ | (l) | an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000; |
| ☐ | (m) | a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor; |
| ☐ | (n) | an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106; |
| ☐ | (o) | an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt; |
| ☐ | (p) | a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be; |
| | (q) | a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund; |
| ☐ | (r) | a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded; |
| ☐ | (s) | an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function; |
| ☐ | (t) | a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors; |
| ☐ | (u) | an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser; |
| | (v) | a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or |
| ☐ | (w) | a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse. |

(x)        in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:                                          (Print Full Name of Entity or Individual)


By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)


## Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

# RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

## Form for Individual Accredited Investors

**WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.**

| Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER | | |
|---|---|---|
| **1. About your investment** | | |
| Type of Securities: Class B Non-Voting Units | Issuer: Watrfall (the "Issuer") | |
| Purchased from: The Issuer | | |
| **Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER** | | |
| **2. Risk acknowledgement** | | |
| This investment is risky. Initial that you understand that: | | **Your Initials** |
| **Risk of loss** – You could lose your entire investment of $ | | |
| **Liquidity risk** – You may not be able to sell your investment quickly – or at all. | | |
| **Lack of information** – You may receive little or no information about your investment. | | |
| **Lack of advice** – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca. | | |
| **3. Accredited investor status** | | |
| You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria. | | **Your Initials** |
| • Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.) | | |
| • Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year. | | |
| • Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities. | | |
| • Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.) | | |
| **4. Your name and signature** | | |
| By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form. | | |
| First and Last Name (please print): | | |
| Signature: | | |
| Date: | | |
| **Section 5 – TO BE COMPLETED BY THE SALESPERSON** | | |
| **5. Salesperson information** | | |
| | | |
| First and Last Name of Salesperson (please print): | | |
| Telephone: | Email: | |
| Name of Firm (if registered): | | |

| Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER |
|---|
| **6. For more information about this investment** |
| **For more information about this investment / the Issuer:**<br><br>Company Name: **Watrfall**<br>Address: , , ,<br>Contact:<br>Email:<br>Telephone:<br><br>**For more information about prospectus exemptions, contact your local securities regulator.  You can find contact information at www.securities-administrators.ca.** |

# INTERNATIONAL INVESTOR CERTIFICATE

## FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

**TO:** **Watrfall** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**" ) by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

**EXHIBIT G**
**Financial Statements**
**(Attached)**

# MR DTP LLC

## AUDITED FINANCIAL STATEMENTS
### AS OF DECEMBER 31, 2024 AND 2023, AND FOR THE YEAR ENDED DECEMBER 31, 2024 AND FOR THE PERIOD FROM INCEPTION (DECEMBER 19, 2023) TO DECEMBER 31, 2023

**INDEX TO FINANCIAL STATEMENTS**

---



<center>**INDEPENDENT AUDITORS' REPORT**</center>

To the Members of
MR DTP LLC
Cheyenne, Wyoming

## Opinion

We have audited the financial statements of MR DTP LLC, which comprises the balance sheets as of December 31, 2024 and December 31, 2023, and the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2024 and for the period from Inception (December 19, 2023) to December 31, 2023 and the related notes to the financial statements (collectively, the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of MR DTP LLC for the year ended December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2024 and for the period from Inception (December 19, 2023) to December 31, 2023 respectively in accordance with accounting principles generally accepted in the United States of America.

## Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

## Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of MR DTP LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about MR DTP LLC's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

## Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of MR DTP LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about MR DTP LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

*SetApart Accountancy Corp.*

July 17, 2025
Los Angeles, California

**MR DTP LLC**
**BALANCE SHEETS**

| As Of December 31 | 2024 | 2023 |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| **Current Assets:** | | |
| Cash | $ - | $ - |
| **Total Current Assets** | - | - |
| **Total Assets** | $ - | $ - |
| | | |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| Due to related party | 796 | 539 |
| **Total Liabilities** | **796** | **539** |
| | | |
| **MEMBER'S EQUITY** | | |
| Retained Earnings | (796) | (539) |
| **Total Member's Equity** | **(796)** | **(539)** |
| **Total Liabilities and Member's Equity** | $ - | $ - |

*See accompanying notes to financial statements.*

**MR DTP LLC**
**STATEMENTS OF OPERATIONS**

| For the | Year ended December 31, 2024 | Period from inception (December 19, 2023) to December 31, 2023 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net Revenue | $ - | $ - |
| Cost Of Goods Sold | - | - |
| **Gross Profit/(Loss)** | **-** | **-** |
| | | |
| **Operating Expenses** | | |
| General And Administrative | 257 | 539 |
| **Total Operating Expenses** | 257 | 539 |
| | | |
| **Net Operating (Loss)** | **(257)** | **(539)** |
| | | |
| Interest Expense | - | - |
| Other Income/(Loss) | - | - |
| **(Loss) Before Provision For Income Taxes** | **(257)** | **(539)** |
| Provision/(Benefit) For Income Taxes | - | - |
| **(Net Loss)** | **$ (257)** | **$ (539)** |

*See accompanying notes to financial statements.*

**MR DTP LLC**
STATEMENTS OF CHANGES IN MEMBER'S EQUITY

| (USD $ in Dollars) | Member's Equity |
|---|---|
| **Balance—As of Inception December 19, 2023** | $ - |
| Net Loss | (539) |
| **Balance—December 31, 2023** | $ **(539)** |
| Net Loss | (257) |
| **Balance—December 31, 2024** | $ **(796)** |

*See accompanying notes to financial statements.*

**MR DTP LLC**
**S**TATEMENTS OF **C**ASH **F**LOWS

| For the | Year ended December 31, 2024 | Period from inception (December 19, 2023) to December 31, 2023 |
|---|---|---|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net (Loss) | $ (257) | $ (539) |
| **Net Cash (Used In) Operating Activities** | **(257)** | **(539)** |
| | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| **Net Cash (Used In) Investing Activities** | **-** | **-** |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Due to related party | 257 | 539 |
| **Net Cash (Used In) Financing Activities** | **257** | **539** |
| | | |
| **Change In Cash and Cash Equivalents** | **-** | **-** |
| Cash —Beginning of The Period | - | - |
| **Cash —End of the Period** | **$ -** | **$ -** |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash Paid During The Period For Interest | $ - | $ - |
| Cash Paid During The Period For Taxes | $ - | $ - |

*See accompanying notes to financial statements.*

## 1.    NATURE OF OPERATIONS

MR DTP LLC was formed on December 19, 2023, as a Limited Liability Company. The financial statements of MR DTP LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Camden, Delaware.

MR DTP LLC (the "Company") is formed to commercialize and distribute intellectual property, specifically video and media content owned by Mint Road Ltd., a Nova Scotia corporation. The Company operates in the media and entertainment industry, focusing on the global distribution and monetization of audiovisual content. Mint Road Ltd. retains ownership of the intellectual property and provides management support, while MR DTP holds exclusive rights to commercially exploit the content under an Exclusive Intellectual Property License Agreement.

The Company expects to generate revenue through content distribution (e.g., streaming, television, digital downloads), sublicensing, and monetization of related trademarks and marketing rights.

## 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Income Taxes**

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes; therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued, which is the date the financial statements were issued.

## 3. MEMBERS' EQUITY

The Company did not issue any membership units as of December 31, 2024, and December 31, 2023.

## 4. DEBT

The company has no debt outstanding as of December 31, 2024, and December 31, 2023.

## 5. RELATED PARTY

During the year ended December 31, 2024, and for the period from Inception (December 19, 2023) to December 31, 2023, the Company incurred a cost for Registered agent services for $257 and $539; these expenses were paid by Mint Road Ltd, the holding Company of MR DTP LLC.

## 6. COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to various local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As on the date the financial statements were issued, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 7. GOING CONCERN

The Company has recently commenced operations and will incur costs for its fundraising efforts to achieve sustainable operations. Over the next twelve months, the Company intends to fund its operations from the proposed Regulation Crowdfunding campaign, additional debt, and/or equity financing as deemed necessary. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of investment in the operating company, which may harm the operations, financial condition, and operating results. These financial statements do not include any adjustments resulting from these uncertainties.

**MR DTP LLC**
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND FOR THE PERIOD FROM INCEPTION (DECEMBER 19, 2023) TO DECEMBER 31, 2023

## 8.  SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through the issuance of the audit report date, which is the date the financial statements were available to be issued. There have been no events or transactions during this time that would have a material effect on these financial statements.

# MR DTP Investors SPV, LLC

## AUDITED FINANCIAL STATEMENTS

## AS OF AND FOR THE ONE DAY ENDED DECEMBER 4, 2025 (INCEPTION)

**INDEX TO FINANCIAL STATEMENTS**

---



**INDEPENDENT AUDITOR'S REPORT**

To the Board of Members of
MR DTP Investors SPV, LLC
Lewes, Delaware

**Opinion**

We have audited the financial statements of MR DTP Investors SPV, LLC. (hereinafter referred to as "the Company"), which comprises the balance sheet as of the Inception date (December 4, 2025), and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the one day then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of the Inception date (December 4, 2025), and the results of its operations and its cash flows for the one day then ended in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

**Basis for Opinion**

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Responsibilities of Management for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.



• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

*SetApart Accountancy Corp.*

January 6, 2026
Calabasas, California

**MR DTP INVESTORS SPV, LLC**
**BALANCE SHEET**

| As of | Inception December 4, 2025 |
|---|---|
| (USD $ in Dollars) | |
| **ASSETS** | |
| Current Assets: | |
| Cash | $ - |
| **Total current assets** | - |
| | |
| **Total assets** | $ - |
| | |
| **LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)** | |
| | |
| **Total Liabilities** | - |
| | |
| **MEMBERS' EQUITY/(DEFICIT)** | |
| Members' Equity/(Deficit) | - |
| | |
| **Total Members' Equity/(Deficit)** | - |
| | |
| **Total Liabilities and Members' Equity/(Deficit)** | $ - |

*See accompanying notes to financial statements.*

**MR DTP INVESTORS SPV, LLC**
S‍TATEMENT OF O‍PERATIONS

|  | For the one day ended December 4, 2025 |
|---|---|
| (USD $ in Dollars) | |
| Revenue | $ - |
| Cost of Revenue | - |
| **Gross Profit/ (Loss)** | - |
| | |
| General and Administrative | - |
| **Total Operating Expenses** | - |
| **Operating Income/(Loss)** | - |
| | |
| **Income/(Loss) Before Provision for Income Taxes** | - |
| Provision/(Benefit) for Income Taxes | - |
| | |
| **Net Income/(Loss)** | $ - |

*See accompanying notes to financial statements.*

**MR DTP INVESTORS SPV, LLC**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY/(DEFICIT)**

| (in , $US) | Members' Equity / (Deficit) |
|---|---|
| **Inception Date- December 4, 2025** | $ - |
| Net Income/(Loss) | - |
| **Balance— December 4, 2025** | $ - |

*See accompanying notes to financial statements.*

**MR DTP INVESTORS SPV, LLC**
**STATEMENT OF CASH FLOWS**

|  | For the one day ended December 4, 2025 |
|---|---|
| (USD $ in Dollars) |  |
| **CASH FLOW FROM OPERATING ACTIVITIES** |  |
| Net Income/Loss) | $ - |
| **Net Cash Provided/Used in Operating Activities** | **-** |
|  |  |
| **CASH FLOW FROM INVESTING ACTIVITIES** |  |
| **Net Cash Provided/Used in Investing Activities** | **-** |
|  |  |
| **CASH FLOW FROM FINANCING ACTIVITIES** |  |
| **Net Cash Provided/Used in Financing Activities** | **-** |
|  |  |
| Change In Cash | - |
| Cash—Beginning of Day | - |
| **Cash—End of Day** | **$ -** |
|  |  |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** |  |
| Cash Paid For Interest | $ - |
| Cash Paid For Taxes | $ - |

*See accompanying notes to financial statements.*

**MR DTP INVESTORS SPV, LLC**
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE ONE DAY ENDED DECEMBER 4, 2025 (INCEPTION DATE)

## 1. NATURE OF OPERATIONS

MR DTP Investors SPV, LLC was formed on December 4, 2025, in the state of Delaware. The financial statements of MR DTP Investors SPV, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lewes, Delaware.

MR DTP Investors SPV, LLC is a Delaware-based special purpose vehicle (SPV) formed to serve as a crowdfunding investment entity under Regulation Crowdfunding. The company's sole purpose is to acquire, hold, and dispose of securities issued by MR DTP, LLC with a one-to-one relationship between the securities it holds and the membership interests issued to investors. The SPV is managed by MR DTP, LLC and operates as a pass-through entity, distributing any proceeds, dividends, or liquidation events directly to its members.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash**

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash in bank deposit accounts, at times, may exceed federally insured limits. As of December 4, 2025, the Company's cash did not exceed FDIC-insured limits.

**Income Taxes**

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes, and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

**Concentration of Credit Risk**

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Related Parties**

The Company discloses transactions with related parties in accordance with ASC 850, Related Party Disclosures. Related parties include directors, officers, principal owners, their immediate family members, and entities under common ownership or control. Transactions with related parties are recorded at amounts agreed upon between the parties, which may not necessarily be equivalent to amounts that would have been incurred in an arm's-length transaction. The Company evaluates related party arrangements on a periodic basis to determine the appropriate recognition, measurement, and disclosure in the financial statements.

**Contingencies and Commitments**

The Company accounts for commitments and contingencies in accordance with ASC 450, Contingencies. A liability for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If a loss contingency is only reasonably possible, or if the amount cannot be reasonably estimated, disclosure is made in the notes to the financial statements, but no liability is recorded. Commitments, including contractual obligations and guarantees, are disclosed when material. The Company regularly evaluates legal claims, regulatory matters, and other obligations to determine whether recognition or disclosure is required.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 06, 2026, which is the date the financial statements were issued.

## 3.    EQUITY

No membership units have been issued and were outstanding as of December 4, 2025.

**Voting Rights**

Members do not have direct control over the operations of the SPV. The SPV is managed by MR DTP, LLC. which holds full decision-making authority. Certain significant actions, such as amendments to the operating agreement, issuance of additional membership units, or dissolution of the SPV, require the approval of members holding a specified majority interest.

**Distribution Rights**

The SPV is structured as a pass-through entity. It does not generate independent revenues but receives distributions from MR DTP, LLC. and allocates such proceeds to members on a pro-rata basis in accordance with their ownership interests. Distributions are made when declared by MR DTP, LLC. and may include dividends, profits, or liquidation proceeds.

**Liquidity Rights (Transfer & Exit Restrictions)**

Membership interests are subject to transfer restrictions. Transfers are generally prohibited during the initial one-year holding period, except in limited cases such as transfers to MR DTP, LLC. accredited investors as defined under SEC Rule 501, transfers to family members or trusts, or pursuant to a registered securities offering. After the expiration of the one-year holding period, transfers remain subject to manager approval and applicable securities law requirements. Upon dissolution of the SPV, members will be entitled to receive a direct transfer of securities or liquidation proceeds, as applicable.

## 4.    CONTINGENCIES AND COMMITMENTS

**Contingencies**

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

**Litigation and Claims**

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 4, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 5.    RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 4, 2025.

## 6.    SUBSEQUENT EVENTS

There were no other events that required an adjustment or disclosure to these financial statements.

## 7.    GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

**EXHIBIT H**
**Video Transcript**
**(Attached)**

(0:00 - 1:10)
Stop us if you've heard this one before, a writer, director, and an actor walk into a bar. No, they don't. What they do do is they pour their heart and soul into a project for years, maybe decades, and when it clicks with audiences, the money is supposed to start flowing like a gorgeous Watrfall of cash.

Am I right? Wrong. Instead of the cash going to the people who actually make the magic, the money gets funneled to studios, agents, and corporate costs, and a long line of poor striving middlemen who skim off the top. By the time the creators get paid, they're lucky to see two cents of every dollar earned.

At Watrfall, we built the solution, and when I say we, I mean the Academy Award winning producer of Bowling for Columbine, I mean the co-founder and global operational heads behind one of the largest independent studios in the world, and I mean the Golden Globe winner and Emmy nominated actor and producer with over five decades of experience in the game. Watrfall is a transparent entertainment platform where creators keep ownership of their work and audiences help decide what gets made. It cuts out the maze of middlemen and shows where every single dollar goes in plain sight.

(1:11 - 3:25)
Its use of decentralized servers makes it cheaper to stream so more money ends up on the screen and in the hands of the people who actually create the work. It also turns fans from passive subscribers into part of the Watrfall community, true partners who can vote on what gets made and share the success. And creators are already lining up because they keep asking us the same question, why has nobody built this before? Here's how it works.

Picture the classic Hollywood pitch meeting. A creator steps in and pitches us a project. If it's solid and passes through our filter, we then publish the pitch on Watrfall in a simple online dashboard.

Then the community votes, and if enough people want to see it made, it gets greenlit. Our team oversees production and distribution and every step from spending to performance stays visible in that same dashboard. That money flows through Watrfall.

Creators, backers, and our team can then see their share in one place. Now we earn a small platform fee for running that whole process. You're probably wondering this all sounds great on paper, but how the hell do you plan on competing with the big streamers? The streaming giants spend billions every year on servers and data centers just to store and deliver content.

Watrfall does not. Our decentralized storage system costs a fraction of what they pay, which lets us enjoy lower distribution costs and pass this on to the community in the form of lower subscription and user fees. Their centralized distribution costs are their biggest recurring expense.

And when you can deliver content for less, you can pay the creators more and still scale profitably. The team is ready. Global streaming is on track to top 500 billion by the year 2030.

The audience is ready. Our last raise was fueled by over 1,100 investors and a wait list of 30,000 people deep. And the plan is ready.

We're moving fast from a working demo to a public launch in 2026 of a fully operational platform. Hollywood had their chance. Now it's yours.

Join the community. Help build the entertainment company the industry should have created decades ago. Invest in Watrfall today.